Exhibit 99.1

TD Bank Group Reports Second Quarter 2017 Results Report to Shareholders • Three and Six months ended April 30, 2017

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.31, compared with $1.07.
•	Adjusted diluted earnings per share were $1.34, compared with $1.20.
•	Reported net income was $2,503 million, compared with $2,052 million.
•	Adjusted net income was $2,561 million, compared with $2,282 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2017, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.63, compared with $2.24.
•	Adjusted diluted earnings per share were $2.67, compared with $2.38.
•	Reported net income was $5,036 million, compared with $4,275 million.
•	Adjusted net income was $5,119 million, compared with $4,529 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $78 million ($58 million after tax or 3 cents per share), compared with $86 million ($63 million after tax or 4 cents per share) in the second quarter last year.

TORONTO, May 25, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2017. Second quarter reported earnings were $2.5 billion, up 22% compared with the same quarter last year.

"All of our business segments performed well in the second quarter reflecting strong revenue growth and reduced credit losses," said Bharat Masrani, Group President and Chief Executive Officer. "Our relentless focus on improving TD's legendary customer experience continues to deliver increased volumes and new customer acquisitions."

Canadian Retail

Canadian Retail net income was $1,570 million, an increase of 7% from the same quarter last year reflecting strong volume growth led by record average balances and accounts in core chequing, strong growth across commercial loans and deposits and market share gains in wealth assets, along with reduced loan losses. Increased non-interest expenses this quarter relate to ongoing investments in digitizing the customer experience and enhancing product offerings.

TD also commented on the status of its review of sales practices in Canadian personal banking. "At TD, we share a commitment to continually improve for our customers and our colleagues, and we welcomed this review as an opportunity to help make us better. We have largely completed this review and we continue to believe that we do not have a widespread problem with people acting unethically in order to achieve sales goals. As we have indicated, we will act on the opportunities we found to improve our business," said Masrani. This topic will also be considered by industry regulators and TD is committed to engaging cooperatively.

U.S. Retail

U.S. Retail net income was $845 million (US$636 million) this quarter compared with $719 million (US$537 million) for the second quarter last year, an increase of 18%.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $737 million (US$554 million), an increase of 21% compared with the second quarter last year. The U.S. Retail Bank's focus on deepening relationships with existing customers and on new customer acquisition delivered higher volumes and contributed to strong revenue growth. The earnings also reflect a more favourable interest rate environment, continuing good credit performance and expense management.

TD Ameritrade contributed $108 million (US$82 million) in earnings to the segment, same as the second quarter last year (an increase of 5% in U.S. dollars).

Wholesale Banking

Wholesale Banking net income was $248 million, an increase of 13% compared with the second quarter last year reflecting strong revenue growth from higher corporate lending fees, increased client activity in equity trading and lower credit losses. Higher non-interest expenses include continued investments to grow our U.S. businesses.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.8%, compared with 10.9% last quarter, reflecting strong organic capital generation and the normal course issuer bid completed this quarter.

Conclusion

"At the half-year mark, we continue to execute against our strategy and I am very pleased with our earnings growth and the performance of our retail and wholesale franchises," said Masrani. "We remain focused on investing for future growth and seamlessly delivering personalized experiences, proactive advice and timely interactions to our customers and clients across multiple channels, anywhere and anytime."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 4.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 2

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. On October 29, 2012, the EDTF published its report, "Enhancing the Risk Disclosures of Banks", which sets forth 7 fundamental disclosure principles and 32 recommendations around improving risk disclosures.

Below is an index that includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the Second Quarter 2017 Report to Shareholders (RTS) or the Second Quarter 2017 Supplemental Financial Information (SFI). Information on TD's website or any SFI is not and should not be considered incorporated herein by reference into the Second Quarter 2017 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the 2016 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2017	SFI Second Quarter 2017	Annual Report 2016
General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.			72-77, 82, 88-91, 102-103
	3	Describe and discuss top and emerging risks.			68-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	28, 41		63-64, 70, 95-96, 98
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.			73-76
	6	Description of the bank's risk culture and procedures applied to support the culture.			72-73
	7	Description of key risks that arise from the bank's business models and activities.			62, 72, 77-104
	8	Description of stress testing within the bank's risk governance and capital frameworks.	32		60, 76, 84,102
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	27-28, 75	79-80, 83	58-59
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.		79-81	58
	11	Flow statement of the movements in regulatory capital.		82
	12	Discussion of capital planning within a more general discussion of management's strategic planning.			59-60, 102
	13	Analysis of how RWA relate to business activities and related risks.		5-8	60,62
	14	Analysis of capital requirements for each methods used for calculating RWA.	32	78	78-84, 196-197
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.		53-73
	16	Flow statement reconciling the movements of RWA by risk type.	29-30		61
	17	Discussion of Basel III back-testing requirements.		75-76	80, 84, 89-90
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	34-36, 38-39		91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37		94,188
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43		99-101
	21	Discussion of the bank's funding sources and the bank's funding strategy.	37-38, 40-41		97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31		82
	23	Breakdown of significant trading and non-trading market risk factors.	31-34		82, 84-85, 87
	24	Significant market risk measurement model limitations and validation procedures.	32		83-85, 87, 89-90
	25	Primary risk management techniques beyond reported risk measures and parameters.	32		83-87
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	21-27, 64-67	21-39, 43-76	42-57, 77-82, 152-155, 164-166, 194-197
	27	Description of the bank's policies for identifying impaired or non-performing loans.	64		50-51, 126-127, 152
	28	Reconciliation of the opening and closing balances of non-performing or impaired loans in the period and the allowance for loan losses.	21, 65-66	25, 29	47, 153-154
	29	Analysis of the bank's counterparty credit risks that arises from derivative transactions.		43-46	80, 137, 160-161, 164-166
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	67		80-81,130-131, 137
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.			88-90, 102-104
	32	Discuss publicly known risk events related to other risks.			89

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

	MANAGEMENT'S DISCUSSION AND ANALYSIS	47	Changes in Internal Control over Financial Reporting
5	Financial Highlights
6	How We Performed
8	Financial Results Overview		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
13	How Our Businesses Performed	48	Interim Consolidated Balance Sheet
19	Quarterly Results	49	Interim Consolidated Statement of Income
20	Balance Sheet Review	50	Interim Consolidated Statement of Comprehensive Income
21	Credit Portfolio Quality	51	Interim Consolidated Statement of Changes in Equity
27	Capital Position	52	Interim Consolidated Statement of Cash Flows
30	Managing Risk	53	Notes to Interim Consolidated Financial Statements
44	Securitization and Off-Balance Sheet Arrangements
44	Accounting Policies and Estimates	76	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and six months ended April 30, 2017, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2016 Consolidated Financial Statements and related Notes and 2016 MD&A. This MD&A is dated May 24, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2016 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2016 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Results of operations
Total revenue	$8,473	$9,120	$8,259	$17,593	$16,869
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	4,786	4,897	4,736	9,683	9,389
Net income – reported	2,503	2,533	2,052	5,036	4,275
Net income – adjusted[1]	2,561	2,558	2,282	5,119	4,529
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$598.5	$584.7	$553.3	$598.5	$553.3
Total assets	1,251.9	1,186.9	1,124.8	1,251.9	1,124.8
Total deposits	807.1	774.5	714.5	807.1	714.5
Total equity	76.2	73.3	67.8	76.2	67.8
Total Common Equity Tier 1 Capital risk-weighted assets[2]	420.1	402.2	383.6	420.1	383.6
Financial ratios
Return on common equity – reported	14.4%	14.4%	12.5%	14.4%	13.0%
Return on common equity – adjusted[3]	14.8	14.5	14.0	14.6	13.8
Efficiency ratio – reported	56.5	53.7	57.3	55.0	55.6
Efficiency ratio – adjusted[1]	55.8	53.2	54.8	54.4	54.1
Provision for credit losses as a % of net average loans
and acceptances[4]	0.35	0.42	0.42	0.39	0.44
Common share information – reported (dollars)
Per share earnings
Basic	$1.31	$1.32	$1.07	$2.63	$2.24
Diluted	1.31	1.32	1.07	2.63	2.24
Dividends per share	0.60	0.55	0.55	1.15	1.06
Book value per share	38.08	36.25	33.89	38.08	33.89
Closing share price[5]	64.23	67.41	55.85	64.23	55.85
Shares outstanding (millions)
Average basic	1,854.4	1,855.8	1,850.9	1,855.1	1,852.5
Average diluted	1,858.7	1,860.3	1,853.9	1,859.5	1,855.8
End of period	1,843.4	1,856.4	1,853.5	1,843.4	1,853.5
Market capitalization (billions of Canadian dollars)	$118.4	$125.1	$103.5	$118.4	$103.5
Dividend yield	3.3%	3.4%	4.0%	3.4%	4.0%
Dividend payout ratio	45.9	41.6	51.2	43.7	47.2
Price-earnings ratio	12.7	14.0	12.7	12.7	12.7
Total shareholder return (1 year)[6]	19.3	31.7	4.3	19.3	4.3
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.34	$1.34	$1.20	$2.68	$2.38
Diluted	1.34	1.33	1.20	2.67	2.38
Dividend payout ratio	44.8%	41.2%	45.9%	43.0%	44.5%
Price-earnings ratio	12.4	13.4	11.8	12.4	11.8
Capital ratios
Common Equity Tier 1 Capital ratio[2]	10.8%	10.9%	10.1%	10.8%	10.1%
Tier 1 Capital ratio[2]	12.5	12.6	11.7	12.5	11.7
Total Capital ratio[2]	14.9	15.1	14.4	14.9	14.4
Leverage ratio	3.9	4.0	3.8	3.9	3.8

1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange (TSX) closing market price.
6	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 11.5 million active online and mobile customers. TD had $1.3 trillion in assets on April 30, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income	$5,109	$5,141	$4,880	$10,250	$9,927
Non-interest income	3,364	3,979	3,379	7,343	6,942
Total revenue	8,473	9,120	8,259	17,593	16,869
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	4,786	4,897	4,736	9,683	9,389
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,649	3,016	2,409	5,665	5,069
Provision for income taxes	257	596	466	853	1,012
Equity in net income of an investment in TD Ameritrade	111	113	109	224	218
Net income – reported	2,503	2,533	2,052	5,036	4,275
Preferred dividends	48	48	37	96	62
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,455	$2,485	$2,015	$4,940	$4,213
Attributable to:
Common shareholders	$2,427	$2,456	$1,987	$4,883	$4,156
Non-controlling interests	28	29	28	57	57

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Operating results – adjusted
Net interest income	$5,109	$5,141	$4,880	$10,250	$9,927
Non-interest income[1]	3,364	3,938	3,437	7,302	6,954
Total revenue	8,473	9,079	8,317	17,552	16,881
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses[2]	4,723	4,833	4,556	9,556	9,135
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,712	3,039	2,647	5,751	5,335
Provision for income taxes	277	610	491	887	1,057
Equity in net income of an investment in TD Ameritrade[3]	126	129	126	255	251
Net income – adjusted	2,561	2,558	2,282	5,119	4,529
Preferred dividends	48	48	37	96	62
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,513	2,510	2,245	5,023	4,467
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	29	28	57	57
Net income available to common shareholders – adjusted	2,485	2,481	2,217	4,966	4,410
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(78)	(80)	(86)	(158)	(176)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[5]	–	41	(58)	41	(12)
Impairment of goodwill, non-financial assets, and other charges[6]	–	–	(111)	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(20)	(21)	(23)	(41)	(48)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	7	(7)	7	(2)
Impairment of goodwill, non-financial assets, and other charges	–	–	5	–	5
Total adjustments for items of note	(58)	(25)	(230)	(83)	(254)
Net income available to common shareholders – reported	$2,427	$2,456	$1,987	$4,883	$4,156
1	Adjusted non-interest income excludes the following items of note: second quarter 2017 – nil due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 5; first quarter 2017 – $41 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2017 – $63 million amortization of intangibles, as explained in footnote 4; first quarter 2017 – $64 million amortization of intangibles; second quarter 2016 – $69 million amortization of intangibles. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: second quarter 2017 – $15 million amortization of intangibles, as explained in footnote 4; first quarter 2017 – $16 million amortization of intangibles; second quarter 2016 – $17 million amortization of intangibles. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
6	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Basic earnings per share – reported	$1.31	$1.32	$1.07	$2.63	$2.24
Adjustments for items of note[2]	0.03	0.02	0.13	0.05	0.14
Basic earnings per share – adjusted	$1.34	$1.34	$1.20	$2.68	$2.38

Diluted earnings per share – reported	$1.31	$1.32	$1.07	$2.63	$2.24
Adjustments for items of note[2]	0.03	0.01	0.13	0.04	0.14
Diluted earnings per share – adjusted	$1.34	$1.33	$1.20	$2.67	$2.38
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 7

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
TD Bank, National Association (TD Bank, N.A.)	$24	$25	$28	$49	$58
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	15	16	17	31	33
MBNA Canada	9	9	9	18	18
Aeroplan	4	5	5	9	9
Other	6	4	4	10	10
	58	59	63	117	128
Software and asset servicing rights	85	82	77	167	157
Amortization of intangibles, net of income taxes	$143	$141	$140	$284	$285
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Average common equity	$68,956	$67,697	$64,536	$68,475	$64,302
Net income available to common shareholders – reported	2,427	2,456	1,987	4,883	4,156
Items of note, net of income taxes[1]	58	25	230	83	254
Net income available to common shareholders – adjusted	2,485	2,481	2,217	4,966	4,410
Return on common equity – reported	14.4%	14.4%	12.5%	14.4%	13.0%
Return on common equity – adjusted	14.8	14.5	14.0	14.6	13.8

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the second quarter of 2017. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the six months ended April 30, 2017, increased 12% from the same period last year reflecting higher earnings across all segments. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on common equity for the six months ended April 30, 2017, was 14.6%.
•	For the twelve months ended April 30, 2017, the total shareholder return was 19.3% compared to the Canadian peer[1] average of 20.4%.

Net Income

Quarterly comparison – Q2 2017 vs. Q2 2016

Reported net income for the quarter was $2,503 million, an increase of $451 million, or 22%, compared with the second quarter last year. The increase reflects loan and deposit volume growth in the Canadian and U.S. Retail segments, higher fee-based revenue, a more favourable interest rate environment in the U.S. and lower provision for credit losses (PCL). The increase in earnings was partially offset by higher employee-related costs including variable compensation, higher spend on strategic initiatives and the effect of one less day in the current quarter. Other items increasing the year-over-year growth include the impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe in the second quarter last year and a lower effective tax rate in the current quarter. Adjusted net income for the quarter was $2,561 million, an increase of $279 million, or 12%.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $126 million, or 18%, an increase in Canadian Retail of $106 million, or 7%, an increase in Wholesale Banking2 of $29 million, or 13% and a lower net loss in the Corporate segment of $190 million, or 54%.

Quarterly comparison – Q2 2017 vs. Q1 2017

Reported net income for the quarter decreased $30 million, or 1%, compared with the prior quarter. The decrease reflects lower trading-related revenue, lower insurance premiums, higher spending on business initiatives, the effect of fewer days in the current quarter and lower revenues from treasury and balance sheet management activities in the quarter. These items were partially offset by lower PCL, lower non-interest expenses, and a more favourable interest rate environment in the U.S. Adjusted net income for the quarter increased $3 million.

By segment, the decrease in reported net income was due to a decrease in Wholesale Banking of $19 million, or 7%, and a higher net loss in the Corporate segment of $60 million, or 60%, partially offset by an increase in U.S. Retail of $45 million, or 6%, and an increase in Canadian Retail of $4 million.

1	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
2	Net interest income within Wholesale Banking is calculated on a tax equivalent basis (TEB). Refer to the "How Our Businesses Performed" section in this document for additional details.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 8

Year-to-date comparison – Q2 2017 vs. Q2 2016

Reported net income of $5,036 million increased $761 million, or 18%, compared with the same period last year. The increase reflects loan and deposit growth in the Canadian and U.S. Retail segments, higher fee-based income, higher trading-related income, lower PCL and lower claims and related expenses. Offsetting the increase was higher non-interest expenses, lower insurance premiums and the effect of one less day in the current period. Other items increasing the year-over-year growth include the impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe in the same period last year and a lower effective tax rate in the current period. Adjusted net income increased $590 million, or 13%, compared with the same period last year.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $175 million, or 12%, an increase in Canadian Retail of $159 million, or 5%, and an increase in Wholesale Banking of $135 million, or 36% and a lower net loss in the Corporate segment of $292 million, or 53%.

Net Interest Income

Quarterly comparison – Q2 2017 vs. Q2 2016

Net interest income for the quarter was $5,109 million, an increase of $229 million, or 5%, compared with the second quarter last year. The increase reflects loan and deposit growth in the Canadian and U.S. Retail segments and a more favourable interest rate environment in the U.S., partially offset by the effect of one less day in the current quarter.

By segment, the increase in net interest income was due to an increase in Wholesale Banking of $365 million, or 83%, Canadian Retail of $115 million, or 5%, and in U.S. Retail of $114 million, or 7%, partially offset by a decrease in the Corporate segment of $365 million. The increase in net interest income in Wholesale Banking reflects a change in business mix related to higher TEB which is offset in the Corporate segment.

Quarterly comparison – Q2 2017 vs. Q1 2017

Net interest income for the quarter decreased $32 million, or 1%, compared with the prior quarter primarily due to the effect of fewer days in the current quarter, partially offset by a more favourable interest rate environment in the U.S.

By segment, the decrease in net interest income was due to a decrease in Canadian Retail of $80 million, or 3%, and in the Corporate segment of $376 million, partially offset by an increase in Wholesale Banking of $412 million, and in U.S. Retail of $12 million, or 1%. The increase in net interest income in Wholesale Banking reflects a change in business mix related to higher TEB which is offset in the Corporate segment.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Net interest income was $10,250 million, an increase of $323 million, or 3%, compared with the same period last year. The increase was due to loan and deposit growth in the Canadian and U.S. Retail segments and a more favourable interest rate environment in the U.S., partially offset by lower margins in the Canadian Retail segment and the effect of one less day in the current period.

By segment, the increase in net interest income was due to an increase in Wholesale Banking of $299 million, or 33%, Canadian Retail of $237 million, or 5%, and in U.S. Retail of $184 million, or 5%, partially offset by a decrease in the Corporate segment of $397 million, or 65%. The increase in net interest income in Wholesale Banking reflects a change in business mix related to higher TEB which is offset in the Corporate segment.

Non-Interest Income

Quarterly comparison – Q2 2017 vs. Q2 2016

Reported non-interest income for the quarter was $3,364 million, a decrease of $15 million, compared with the second quarter last year. The decrease reflects lower fixed income trading, partially offset by higher fee-based income related to wealth asset growth and corporate lending, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Adjusted non-interest income for the quarter was $3,364 million, a decrease of $74 million, or 2%.

By segment, the decrease in reported non-interest income was due to a decrease in Wholesale Banking of $313 million, or 96%, partially offset by an increase in Canadian Retail of $130 million, or 5%, U.S. Retail of $111 million, or 20%, and in the Corporate segment of $57 million. The decrease in Wholesale Banking is primarily due to business mix, offset in net interest income (TEB).

Quarterly comparison – Q2 2017 vs. Q1 2017

Reported non-interest income for the quarter decreased $615 million, or 15%, compared with the prior quarter. The decrease reflects lower fixed income trading, lower fee-based income and revenues from treasury and balance sheet management activities, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Adjusted non-interest income for the quarter decreased $574 million, or 15%.

By segment, the decrease in reported non-interest income was due to a decrease in Wholesale Banking of $451 million, or 97%, a decrease in U.S. Retail of $23 million, or 3%, and in Corporate of $150 million, or 63%, partially offset by an increase in Canadian Retail of $9 million. The decrease in Wholesale Banking is primarily due to business mix, offset in net interest income (TEB).

Year-to-date comparison – Q2 2017 vs. Q2 2016

Reported non-interest income was $7,343 million, an increase of $401 million, or 6%, compared with the same period last year. The increase primarily reflects higher fee-based income and higher revenue from treasury and balance sheet management activities. The growth was partially offset by lower trading income, lower insurance premiums and changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to insurance claims and related expenses.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $180 million, or 4%, U.S. Retail of $168 million, or 14%, and in Corporate of $107 million, or 49%, partially offset by a decrease in Wholesale Banking of $54 million, or 10%. The decrease in Wholesale Banking is primarily due to business mix, offset in net interest income (TEB).

Provision for Credit Losses

Quarterly comparison – Q2 2017 vs. Q2 2016

PCL for the quarter was $500 million, a decrease of $84 million, or 14%, compared with the second quarter last year. The decrease primarily reflects higher provisions in the prior year for credit losses on exposures impacted by low oil and gas prices, a higher increase in commercial allowance in U.S. Retail in the prior year, and lower provisions in the current year in the Canadian Retail auto lending, credit cards, and personal lending portfolio. The decrease is partially offset by higher provisions in U.S. credit cards and auto lending in the current quarter.

By segment, the decrease in PCL was due to a decrease in Wholesale Banking of $54 million, in Canadian Retail of $27 million, or 10%, and in U.S. Retail of $10 million, or 6%, partially offset by an increase in the Corporate segment of $7 million, or 6%.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 9

Quarterly comparison – Q2 2017 vs. Q1 2017

PCL for the quarter decreased $133 million, or 21%, compared with the prior quarter. The decrease was primarily due to lower provisions in the U.S. Retail segment reflecting seasonality in the credit cards and auto lending portfolio, lower provisions in U.S. commercial loans, and lower provisions in the Canadian Retail auto lending portfolio, partially offset by a lower recovery related to specific provisions in the oil and gas sector.

By segment, the decrease in PCL was due to a decrease in U.S. Retail of $105 million, or 41%, in Canadian Retail of $34 million, or 13%, and in the Corporate segment of $14 million, or 11%, partially offset by an increase in Wholesale Banking of $20 million, or 83%.

Year-to-date comparison – Q2 2017 vs. Q2 2016

PCL of $1,133 million decreased $93 million, or 8%, compared with the same period last year. The decrease primarily reflects higher provisions in the prior year for credit losses on exposures impacted by low oil and gas prices, a higher increase in commercial allowance in U.S. Retail in the prior year, and the recovery of specific provisions in the oil and gas sector in the current year. The decrease is partially offset by higher provisions for auto loans and credit cards in the U.S. Retail segment.

By segment, the decrease in PCL was due to a decrease in Wholesale Banking of $90 million, and in Corporate of $43 million, or 15%, partially offset by an increase in U.S. Retail of $26 million, or 7%, and in Canadian Retail of $14 million, or 3%.

TABLE 7: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$2	$(10)	$75	$(8)	$95
Provision for credit losses – individually insignificant	596	676	555	1,272	1,168
Recoveries	(165)	(164)	(154)	(329)	(323)
Total provision for credit losses for counterparty-specific and individually
insignificant	433	502	476	935	940
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	–	60	–	125
U.S. Retail	34	102	50	136	135
Corporate[2]	33	29	(2)	62	26
Total provision for credit losses – incurred but not identified	67	131	108	198	286
Provision for credit losses – reported	$500	$633	$584	$1,133	$1,226
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	The retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q2 2017 vs. Q2 2016

Insurance claims and related expenses for the quarter were $538 million, an increase of $8 million, or 2%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions, partially offset by more favourable prior years' claims development.

Quarterly comparison – Q2 2017 vs. Q1 2017

Insurance claims and related expenses for the quarter decreased $36 million, or 6%, compared with the prior quarter, reflecting seasonality of claims and more favourable prior years' claims development, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Insurance claims and related expenses were $1,112 million, a decrease of $73 million, or 6%, compared with same period last year, reflecting favourable prior years' claims development, changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, lower current year claims, partially offset by more severe weather conditions.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q2 2017 vs. Q2 2016

Reported non-interest expenses were $4,786 million, an increase of $50 million, or 1%, compared with the second quarter last year primarily reflecting investments in technology and business initiatives and higher employee-related expenses including variable compensation, partially offset by the impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe in the prior year, and savings from productivity initiatives. Adjusted non-interest expenses were $4,723 million, an increase of $167 million, or 4%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $123 million, or 6%, in Wholesale Banking of $40 million, or 9%, and in U.S. Retail of $33 million, or 2%, partially offset by a decrease in Corporate segment of $146 million, or 19%.

The Bank's reported efficiency ratio was 56.5%, compared with 57.3% in the second quarter last year. The Bank's adjusted efficiency ratio was 55.8%, compared with 54.8% in the second quarter last year.

Quarterly comparison – Q2 2017 vs. Q1 2017

Reported non-interest expenses for the quarter decreased $111 million, or 2%, compared with the prior quarter primarily reflecting lower net corporate expenses due to timing of regulatory fees and seasonality, lower variable compensation, and the effect of fewer days in the current quarter, partially offset by higher investments in technology and business initiatives. Adjusted non-interest expenses decreased $109 million, or 2%.

By segment, the decrease in reported non-interest expenses was due to a decrease in Wholesale Banking of $43 million, or 8%, in Canadian Retail of $7 million, and in the Corporate segment of $76 million, or 11%, partially offset by an increase in U.S. Retail of $15 million, or 1%.

The Bank's reported efficiency ratio was 56.5%, compared with 53.7% in the prior quarter. The Bank's adjusted efficiency ratio was 55.8%, compared with 53.2% in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison – Q2 2017 vs. Q2 2016

Reported non-interest expenses of $9,683 million increased $294 million, or 3%, compared with the same period last year, primarily reflecting higher employee-related expenses including variable compensation and strategic technology initiatives, partially offset by productivity savings and the prior year impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $269 million, or 6%, in Wholesale Banking of $135 million, or 16%, and in U.S. Retail of $61 million, or 2%, partially offset by a decrease in the Corporate segment of $171 million, or 11%.

The Bank’s reported efficiency ratio was 55.0%, compared with 55.6% in the same period last year. The Bank’s adjusted efficiency ratio was 54.4%, compared with 54.1% in the same period last year.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 9.7% for the second quarter, compared with 19.3% in the second quarter last year and 19.8% in the prior quarter. The year-over-year and quarter-over-quarter decreases were largely due to higher than usual client activity in equity trading.

TABLE 8: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30		January 31		April 30		April 30		April 30
	2017		2017		2016		2017		2016
Income taxes at Canadian statutory income tax rate	$702	26.5%	$798	26.5%	$638	26.5%	$1,500	26.5%	$1,342	26.5%
Increase (decrease) resulting from:
Dividends received	(341)	(12.9)	(87)	(2.9)	(61)	(2.5)	(428)	(7.6)	(116)	(2.3)
Rate differentials on international operations	(99)	(3.7)	(129)	(4.3)	(86)	(3.6)	(228)	(4.0)	(201)	(4.0)
Other	(5)	(0.2)	14	0.5	(25)	(1.1)	9	0.2	(13)	(0.2)
Provision for income taxes and effective
income tax rate – reported	$257	9.7%	$596	19.8%	$466	19.3%	$853	15.1%	$1,012	20.0%
Total adjustments for items of note[1]	20		14		25		34		45
Provision for income taxes and effective
income tax rate – adjusted[2,3]	$277	10.2%	$610	20.1%	$491	18.5%	$887	15.4%	$1,057	19.8%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 10.2% for the quarter, lower than 18.5% in the second quarter last year and 20.1% in the prior quarter. The year-over-year and quarter-over-quarter decreases were largely due to higher than usual client activity in equity trading.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. The changes in the value of the Canadian dollar had an unfavourable impact on U.S. Retail segment earnings for the three and six months ended April 30, 2017, compared with the same period last year, as shown in the following table.

TABLE 9: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2017 vs.	April 30, 2017 vs.
	April 30, 2016	April 30, 2016
U.S. Retail Bank
Increased (Decreased) total revenue	$6	$(73)
Increased (Decreased) non-interest expenses	4	(41)
Increased (Decreased) net income – after tax	2	(20)
Increased (Decreased) equity in net income on an investment in TD Ameritrade	(4)	(5)
U.S. Retail segment decreased net income – after tax	(2)	(24)
Earnings per share (dollars)
Increase (Decrease) in basic	$(0.00)	$(0.01)
Increase (Decrease) in diluted	(0.00)	(0.01)

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $40 million.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 11

Economic Summary and Outlook

After recording virtually no growth during the first half of calendar 2016, Canada's economy has since exceeded expectations. Real economic growth ran at a brisk rate of approximately 3% annualized in the second half of last year, and all indications are that an even stronger rate of 3.4% was recorded in the January to March period of 2017. While a rebound in oil production and exports in the aftermath of last spring's wildfires in northern Alberta has been driving part of the improvement, unanticipated strength in consumer spending and housing activity has been at the core.

Gains in the household sector are likely to moderate in the coming months, but real GDP growth is projected to average approximately 2% over the balance of calendar 2017 – still sufficient to absorb economic slack. In this environment, Canada's unemployment rate is likely to drift slightly higher from its current level of 6.5% as the growth of workers returning to labour markets outpaces job gains. Increased federal infrastructure spending is expected to take up some of the slack owing to the more tempered consumer spending gains. At the same time, near-term Canadian export prospects generally remain favourable reflecting a constructive demand outlook in the U.S. and global economies.

In the United States, a disappointing economic performance in the first calendar quarter of 2017 appears to be temporary, with more timely, forward-looking indicators pointing to a healthy rebound in growth beginning in the second quarter. A continuation of a relatively low unemployment rate and broad-based income increases are expected to underpin a steady pace of household spending and housing demand in the coming quarters, despite recent increases in borrowing costs. Meanwhile, business spending fundamentals among U.S. corporations have been improving recently, as evidenced by a strong expansion of business investment in the January to March 2017 period. In this environment, the U.S. Federal Reserve is likely to follow through with further gradual reductions in monetary accommodation over the next few years. Globally, recent improvements in sentiment indicators point to an improving pace of growth, although major central banks such as the European Central Bank and Bank of Japan are expected to maintain accommodative stances for some time to come.

Potential policy moves in Washington represent a key source of uncertainty to the U.S. economic outlook. The U.S. administration and U.S. Congress continue to contemplate major reforms to taxes and deregulation, as well as other key policy changes that could be growth-enhancing. Other potential policies, such as those that could reduce flows of trade and immigration to the U.S. could be growth inhibiting. At this stage, both the measures to be adopted and their timing remain highly speculative, injecting both upside and downside risks to the economic outlook.

For the Canadian economy, upcoming North American Free Trade Agreement (NAFTA) renegotiations and concerns surrounding increased U.S. trade protectionism (as evidenced by the recent U.S. announcement of countervailing duties on Canadian softwood lumber imports) could derail the needed rebalancing in the sources of economic growth away from the overstretched household sector. Although an orderly renegotiation of NAFTA appears most likely, a further heightening of uncertainty may delay or discourage investment intentions among Canadian firms.

Within the real estate sector, impressive strength observed recently in the Ontario's Greater Golden Horseshoe (GGH), Canada's largest urban market, is expected to ease in the coming quarters. The cooling is poised to be driven by the combination of the tighter federal mortgage rules, higher market funding costs faced by financial institutions, over-stretched valuations, and recent measures to cool the market implemented in Ontario's 2017 budget. Despite the projected adjustment to both sales and home prices in the GGH – which is likely to follow in a similar path to the modest correction witnessed in Vancouver's housing market since mid-2016 – concerns about elevated home prices and household debt levels are likely to persist in both regions.

The mix of a tapering off in housing market conditions and an ongoing pickup in resource activity is likely to lead to some convergence in regional economic growth rates this year. Partially reversing economic declines recorded since 2015, Alberta is expected to record the fastest provincial growth rate in 2017 of close to 3%, while the pace of expansion in British Columbia and Ontario diminishes somewhat, to roughly 2.5%. Elsewhere, economic growth should remain modest but steady.

Inflation is expected to pick up only gradually through 2017, but as economic slack diminishes, inflationary pressures are likely to mount. These pressures are forecast to spur the Bank of Canada to begin a gradual monetary policy tightening cycle in April 2018. This is consistent with the Bank of Canada's most recent published forecast, which foresees economic slack being absorbed by early 2018. A rising U.S.-Canada short-term interest spread is expected to hold the Canadian dollar to an average of US73 - US75 cents this year, in line with recently observed levels.

In addition to risks surrounding the U.S. government policy landscape, there are other uncertainties that could weigh on economic activity in Canada. A number of geo-political risks, including heightened tensions surrounding North Korea and negotiations over the United Kingdom's exit from the European Union, may result in increased global uncertainty and volatility. Domestically, the key risk is that a disorderly correction occurs in Canada's housing market, potentially setting the stage for a significant deleveraging cycle.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $457 million, compared with $82 million in the second quarter last year, and $112 million in the prior quarter. The TEB adjustment for the six months ended April 30, 2017, was $569 million, compared with $147 million the same period last year.

TABLE 10: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income	$2,533	$2,613	$2,418	$5,146	$4,909
Non-interest income	2,599	2,590	2,469	5,189	5,009
Total revenue	5,132	5,203	4,887	10,335	9,918
Provision for credit losses	235	269	262	504	490
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	2,218	2,225	2,095	4,443	4,174
Net income	$1,570	$1,566	$1,464	$3,136	$2,977

Selected volumes and ratios
Return on common equity	45.0%	43.2%	41.7%	44.0%	42.1%
Margin on average earning assets (including securitized assets)	2.81	2.82	2.77	2.81	2.79
Efficiency ratio	43.2	42.8	42.9	43.0	42.1
Assets under administration (billions of Canadian dollars)[1]	$404	$390	$355	$404	$355
Assets under management (billions of Canadian dollars)[1]	279	266	256	279	256
Number of Canadian retail branches	1,153	1,154	1,152	1,153	1,152
Average number of full-time equivalent staff	39,227	39,347	37,987	39,288	38,145
1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q2 2017 vs. Q2 2016

Canadian Retail net income for the quarter was $1,570 million, an increase of $106 million, or 7%, compared with the second quarter last year. The increase in earnings reflects revenue growth and lower PCL, partially offset by higher non-interest expenses and the effect of one less day in the current quarter. The annualized ROE for the quarter was 45.0%, compared with 41.7% in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,132 million, an increase of $245 million, or 5%, compared with the second quarter last year. Net interest income increased $115 million, or 5%, reflecting loan and deposit volume growth, partially offset by the effect of one less day this quarter. Non-interest income increased $130 million, or 5%, reflecting wealth asset growth, higher fee-based revenue in the banking businesses, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Margin on average earning assets was 2.81%, an increase of 4 basis points (bps), reflecting favourable balance sheet mix, partially offset by the low interest rate environment and competitive pricing.

Average loan volumes increased $15 billion, or 4%, compared with the second quarter last year, reflecting 3% growth in personal loan volumes and 8% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the second quarter last year, reflecting 8% growth in personal deposit volumes, 17% growth in business deposit volumes and 20% growth in wealth deposit volumes.

AUA were $404 billion as at April 30, 2017, an increase of $49 billion, or 14%, compared with the second quarter last year, reflecting new asset growth and increases in market value. AUM were $279 billion as at April 30, 2017, an increase of $23 billion, or 9%, compared with the second quarter last year, reflecting increases in market value and new asset growth.

PCL for the quarter was $235 million, a decrease of $27 million, or 10%, compared with the second quarter last year. Personal banking PCL was $227 million, a decrease of $25 million, or 10%. The decrease reflects lower provisions in the auto lending portfolio, credit cards, and personal lending in the current quarter. Business banking PCL was $8 million, a decrease of $2 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 4 bps. Net impaired loans were $661 million, a decrease of $96 million, or 13%. Net impaired loans as a percentage of total loans was 0.18%, compared with 0.21% as at April 30, 2016.

Insurance claims and related expenses for the quarter were $538 million, an increase of $8 million, or 2%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions, partially offset by more favourable prior years' claims development.

Non-interest expenses for the quarter were $2,218 million, an increase of $123 million, or 6%, compared with the second quarter last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite and business growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 43.2%, compared with 42.9% in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q2 2017 vs. Q1 2017

Canadian Retail net income for the quarter increased $4 million, compared with the prior quarter. The increase in earnings reflects lower insurance claims and lower PCL, partially offset by lower revenue due to the effects of fewer days in the second quarter. The annualized ROE for the quarter was 45.0%, compared with 43.2% in the prior quarter.

Revenue decreased $71 million, or 1%, compared with the prior quarter. Net interest income decreased $80 million, or 3%, reflecting the effects of fewer days in the second quarter. Non-interest income increased $9 million, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims and related expenses and the impact of investment activities, partially offset by lower insurance premiums and lower personal and business banking fee-based revenue. Margin on average earning assets was 2.81%, or a decrease of 1 basis point, reflecting competitive pricing and a low interest rate environment.

Average loan volumes increased $2 billion, or 1%, compared with the prior quarter, primarily in business loan volumes. Average deposit volumes increased $2 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal deposit volumes, relatively flat business deposit volumes and 1% growth in wealth deposit volumes.

AUA increased $14 billion, or 4%, compared with the prior quarter, reflecting new asset growth and increases in market value. AUM increased $13 billion, or 5%, compared with the prior quarter, reflecting increases in market value.

PCL for the quarter decreased $34 million, or 13%, compared with the prior quarter. Personal banking PCL for the quarter decreased $31 million, or 12%, reflecting lower provisions in the auto lending portfolio in the current quarter. Business banking PCL decreased $3 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 3 bps. Net impaired loans decreased $54 million, or 8%. Net impaired loans as a percentage of total loans was 0.18%, compared with 0.19% as at January 31, 2017.

Insurance claims and related expenses for the quarter decreased $36 million, or 6%, compared with the prior quarter, reflecting seasonality of claims and more favourable prior years' claims development, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions.

Non-interest expenses decreased $7 million, reflecting the effects of fewer days in the second quarter, partially offset by business growth.

The efficiency ratio for the quarter was 43.2%, compared with 42.8% in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Canadian Retail net income for the six months ended April 30, 2017, was $3,136 million, an increase of $159 million, or 5%, compared with same period last year. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses, higher PCL and the effect of one less day. The annualized ROE for the period was 44.0%, compared with 42.1% last year.

Revenue for the period was $10,335 million, an increase of $417 million, or 4%, compared with same period last year. Net interest income increased $237 million, or 5%, reflecting loan and deposit volume growth, partially offset by lower margins and the effect of one less day in the current period. Non-interest income increased $180 million, or 4%, reflecting wealth asset growth and higher personal and business banking fee-based revenue, partially offset by lower insurance premiums and changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to insurance claims and related expenses. Margin on average earning assets was 2.81%, a 2 bps increase, reflecting favourable balance sheet mix, partially offset by the low interest rate environment and competitive pricing.

Average loan volumes increased $15 billion, or 4%, compared with last year, reflecting 3% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the same period last year, reflecting 8% growth in personal deposit volumes, 16% growth in business deposit volumes and 23% growth in wealth deposit volumes.

PCL was $504 million, an increase of $14 million, or 3% compared with same period last year. Personal banking PCL was $485 million, an increase of $8 million, or 2%. Business banking PCL was $19 million, an increase of $6 million. Annualized PCL as a percentage of credit volume was 0.27%, or relatively flat, compared with same period last year.

Insurance claims and related expenses were $1,112 million, a decrease of $73 million, or 6%, compared with same period last year, reflecting favourable prior years' claims development, changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, lower current year claims, partially offset by more severe weather conditions.

Non-interest expenses were $4,443 million, an increase of $269 million, or 6%, compared with the same period last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite and business growth, partially offset by productivity savings.

The efficiency ratio was 43.0%, compared with 42.1% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 14

TABLE 11: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
Canadian Dollars	2017	2017	2016	2017	2016
Net interest income	$1,851	$1,839	$1,737	$3,690	$3,506
Non-interest income	664	687	553	1,351	1,183
Total revenue[1]	2,515	2,526	2,290	5,041	4,689
Provision for credit losses	152	257	162	409	383
Non-interest expenses	1,449	1,434	1,416	2,883	2,822
U.S. Retail Bank net income	737	689	611	1,426	1,253
Equity in net income of an investment in TD Ameritrade	108	111	108	219	217
Net income	$845	$800	$719	$1,645	$1,470

U.S. Dollars
Net interest income	$1,391	$1,381	$1,308	$2,772	$2,596
Non-interest income	498	517	417	1,015	876
Total revenue[1]	1,889	1,898	1,725	3,787	3,472
Provision for credit losses	114	193	123	307	283
Non-interest expenses	1,088	1,077	1,067	2,165	2,089
U.S. Retail Bank net income	554	518	459	1,072	929
Equity in net income of an investment in TD Ameritrade	82	83	78	165	160
Net income	$636	$601	$537	$1,237	$1,089

Selected volumes and ratios
Return on common equity	10.0%	9.1%	8.7%	9.6%	8.7%
Margin on average earning assets[1,2]	3.05	3.03	3.11	3.04	3.11
Efficiency ratio	57.6	56.7	61.8	57.2	60.2
Assets under administration (billions of dollars)[3]	$18	$18	$17	$18	$17
Assets under management (billions of dollars)[3]	60	60	74	60	74
Number of U.S. retail stores	1,260	1,257	1,265	1,260	1,265
Average number of full-time equivalent staff	25,745	26,037	25,599	25,893	25,410
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q2 2017 vs. Q2 2016

U.S. Retail net income for the quarter was $845 million (US$636 million), which included net income of $737 million (US$554 million) from the U.S. Retail Bank and $108 million (US$82 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$99 million, or 18%, compared with the second quarter last year. U.S. Retail Canadian dollar earnings were up $126 million, or 18%. The annualized ROE for the quarter was 10.0%, compared with 8.7% in the second quarter last year.

The contribution from TD Ameritrade of US$82 million was up US$4 million, or 5% compared with the second quarter last year.

U.S. Retail Bank net income for the quarter increased US$95 million, or 21%, compared with the same quarter last year, due to higher loan and deposit volumes, higher deposit margins, and fee income growth, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,889 million, an increase of US$164 million, or 10%, compared with the same quarter last year. Net interest income increased US$83 million, or 6%, primarily due to a more favourable interest rate environment and continuing growth in loan and deposit volumes, partially offset by the effect of one less day in the quarter and the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.05%, a 6 bps decrease due to the same accounting impact. Excluding this impact, margin was up 5 bps, primarily reflecting higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$81 million, or 19%, reflecting fee income growth in personal banking and wealth management, and a favourable accounting impact from balance sheet management activities.

Average loan volumes increased US$9 billion, or 6%, compared with the same quarter last year, due to growth in personal loans of 3% and business loans of 9%. Average deposit volumes increased US$21 billion, or 9%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 13% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at April 30, 2017, an increase of 8%, compared with the same quarter last year, primarily due to higher private banking balances. AUM were US$60 billion as at April 30, 2017, a decrease of 19%, compared with the same quarter last year primarily due to the previously disclosed outflow from an institutional account.

PCL for the quarter was US$114 million, a decrease of US$9 million, or 7%, compared with the same quarter last year. Personal banking PCL was US$105 million, an increase of US$19 million, or 22%, primarily due to higher provisions related to mix in auto lending and credit cards. Business banking PCL was US$13 million, a US$23 million decrease, primarily due to higher increase in commercial allowance in the prior year. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$5 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$218 million, or 13%. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 21 bps compared with the same quarter last year.

Non-interest expenses for the quarter were US$1,088 million, an increase of US$21 million, or 2%, compared with the same quarter last year, reflecting volume growth, higher employee costs, and additional charges by the Federal Deposit Insurance Corporation (FDIC), partially offset by productivity savings.

The efficiency ratio for the quarter was 57.6%, compared with 61.8% in the same quarter last year.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 15

Quarterly comparison – Q2 2017 vs. Q1 2017

U.S. Retail earnings increased US$35 million, or 6%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $45 million, or 6%. The annualized ROE for the quarter was 10.0%, compared to 9.1% in the prior quarter.

The contribution from TD Ameritrade decreased US$1 million, or 1%, compared with the prior quarter.

U.S. Retail Bank net income for the quarter increased US$36 million, or 7%, compared with the prior quarter, primarily due to good credit performance, partially offset by the effect of fewer days.

Revenue for the quarter decreased US$9 million, relatively flat compared with the prior quarter. Net interest income increased US$10 million, or 1%, primarily due to a more favourable interest rate environment, partially offset by the effect of fewer days in the quarter. Margin on average earning assets was 3.05%, a 2 bps increase, primarily due to higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income decreased US$19 million, or 4%, primarily reflecting a seasonal decline in personal banking fees.

Average loan volumes were flat compared with the prior quarter. Average deposit volumes increased US$3 billion, or 1%, primarily due to growth in personal deposit volumes.

AUA and AUM were US$18 billion and US$60 billion, respectively, as at April 30, 2017, both relatively flat compared with the prior quarter.

PCL for the quarter decreased US$79 million, or 41%, compared with the prior quarter. Personal banking PCL was US$105 million, a decrease of US$45 million, or 30%, reflecting seasonality in the credit card and auto lending portfolios. Business banking PCL was US$13 million, a decrease of US$30 million, primarily due to higher increase in commercial allowance in the prior quarter. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$4 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$71 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 5 bps compared to the prior quarter.

Non-interest expenses for the quarter increased US$11 million, or 1%, compared with the prior quarter, primarily reflecting higher employee costs and spend for customer-focused initiatives, partially offset by the effect of fewer days in the quarter.

The efficiency ratio for the quarter was 57.6%, compared with 56.7% in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

U.S. Retail net income for the six months ended April 30, 2017, was $1,645 million (US$1,237 million), which included net income of $1,426 million (US$1,072 million) from the U.S. Retail Bank and $219 million (US$165 million) from TD's investment in TD Ameritrade. U.S. Retail earnings increased US$148 million, or 14%, compared with same period last year. U.S. Retail Canadian dollar earnings were up $175 million, or 12%. The annualized ROE for the period was 9.6%, compared with 8.7% in the same period last year.

The contribution from TD Ameritrade of US$165 million was up US$5 million, or 3%, compared with the same period last year.

U.S. Retail Bank net income for the period was US$1,072 million, an increase of US$143 million, or 15%, compared with the same period last year, primarily due to a more favourable interest rate environment, continuing growth in loan and deposit volumes and fee income growth, partially offset by higher expenses.

Revenue for the period was US$3,787 million, an increase of US$315 million, or 9%, compared with same period last year. Net interest income increased US$176 million, or 7%, primarily due to a more favourable interest rate environment and continuing growth in loan and deposit volumes, partially offset by accretion and the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.04%, a 7 bps decrease due to the same accounting impact. Excluding this impact, margin was up 2 bps, primarily reflecting higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$139 million, or 16%, reflecting fee income growth in personal banking and wealth management, and a favourable accounting impact from balance sheet management activities.

Average loan volumes increased US$9 billion, or 7%, compared with the same period last year, due to growth in personal loans of 4% and business loans of 9%. Average deposit volumes increased US$23 billion, or 10%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 15% increase in sweep deposit volume from TD Ameritrade.

PCL was US$307 million, an increase of US$24 million, or 8%, compared with the same period last year. Personal banking PCL was US$255 million, an increase of US$50 million, or 24%, primarily due to higher provisions for auto loans and credit cards. Business banking PCL was US$56 million, a decrease of US$20 million, primarily due to higher increase in commercial allowance in the prior year. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$6 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$218 million, or 13%. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 21 bps compared with same period last year.

Non-interest expenses for the period were US$2,165 million, an increase of US$76 million, or 4%, compared with same period last year, reflecting volume growth, higher employee costs, higher spend in technology modernization as well as customer-focused initiatives, and additional charges by the FDIC, partially offset by productivity savings.

The efficiency ratio for the period was 57.2%, compared with 60.2%, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 6 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 16

TABLE 12: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income (TEB)	$805	$393	$440	$1,198	$899
Non-interest income[1]	13	464	326	477	531
Total revenue	818	857	766	1,675	1,430
Provision for (recovery of) credit losses	(4)	(24)	50	(28)	62
Non-interest expenses	481	524	441	1,005	870
Net income	$248	$267	$219	$515	$380

Selected volumes and ratios
Trading-related revenue (TEB)	$425	$515	$429	$940	$809
Gross drawn (billions of Canadian dollars)[2]	20.2	18.6	18.5	20.2	18.5
Return on common equity	16.4%	17.5%	14.8%	16.9%	12.7%
Efficiency ratio	58.8	61.1	57.6	60.0	60.8
Average number of full-time equivalent staff	3,969	3,929	3,649	3,949	3,681
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q2 2017 vs. Q2 2016

Wholesale Banking net income for the quarter was $248 million, an increase of $29 million, or 13%, compared with the second quarter last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses and a lower effective tax rate in the second quarter last year. The annualized ROE for the quarter was 16.4%, compared with 14.8% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $818 million, an increase of $52 million, or 7%, compared with the second quarter last year reflecting higher corporate lending fees and increased client activity in equity trading, partially offset by lower fixed income trading. Changes in net interest income (TEB) and non-interest income this quarter were impacted by business mix.

PCL for the quarter was a net recovery of $4 million as compared with a charge of $50 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $481 million, an increase of $40 million, or 9%, compared with the second quarter last year reflecting higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, the acquisition of Albert Fried & Company, and the unfavourable impact of foreign exchange translation.

Quarterly comparison – Q2 2017 vs. Q1 2017

Wholesale Banking net income for the quarter decreased $19 million, or 7%, compared with the prior quarter reflecting lower revenue and a lower net recovery of credit losses, partially offset by lower non-interest expenses. The annualized ROE for the quarter was 16.4%, compared with 17.5% in the prior quarter.

Revenue for the quarter decreased $39 million, or 5%, compared with the prior quarter reflecting lower fixed income trading, partially offset by higher corporate lending fees and increased client activity in equity trading. Changes in net interest income (TEB) and non-interest income this quarter were impacted by business mix.

PCL for the quarter increased $20 million compared with the prior quarter reflecting a lower recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the quarter decreased $43 million, or 8%, compared with the prior quarter reflecting lower variable compensation.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Wholesale Banking net income for the six months ended April 30, 2017, was $515 million, an increase of $135 million, or 36%, compared with the same period last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE was 16.9%, compared with 12.7% in the same period last year.

Revenue was $1,675 million, an increase of $245 million, or 17%, compared with the same period last year reflecting higher corporate lending fees, increased client activity in equity trading, and higher origination activity in debt and equity capital markets, partially offset by lower fixed income trading. Changes in net interest income (TEB) and non-interest income for the six months ended April 30, 2017, were impacted by business mix.

PCL was a net recovery of $28 million as compared with a charge of $62 million in the same period last year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $1,005 million, an increase of $135 million, or 16%, compared with the same period last year reflecting higher variable compensation and higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, the acquisition of Albert Fried & Company, and the unfavourable impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net income (loss) – reported[1,2]	$(160)	$(100)	$(350)	$(260)	$(552)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	78	80	86	158	176
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[2]	–	(41)	58	(41)	12
Impairment of goodwill, non-financial assets, and other charges	–	–	111	–	111
Total pre-tax adjustments for items of note	78	39	255	117	299
Provision for (recovery of) income taxes for items of note	20	14	25	34	45
Net income (loss) – adjusted	$(102)	$(75)	$(120)	$(177)	$(298)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(186)	$(233)	$(196)	$(419)	$(399)
Other	56	129	48	185	44
Non-controlling interests	28	29	28	57	57
Net income (loss) – adjusted	$(102)	$(75)	$(120)	$(177)	$(298)

Selected volumes
Average number of full-time equivalent staff	14,540	14,195	12,790	14,364	12,739
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2017 vs. Q2 2016

Corporate segment's reported net loss for the quarter was $160 million, compared with a reported net loss of $350 million in the second quarter last year. Reported net loss decreased primarily due to impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe and losses related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio, both recognized in the second quarter last year, lower net corporate expenses in the current quarter and higher contribution from Other items. The higher contribution from Other items was largely due to provisions for incurred but not identified credit losses recognized in the second quarter last year and higher revenue from treasury and balance sheet management activities this quarter, partially offset by higher expense provisions this quarter and the positive impact of certain tax items in the same quarter last year. Adjusted net loss was $102 million, compared with an adjusted net loss of $120 million in the second quarter last year.

Quarterly comparison – Q2 2017 vs. Q1 2017

Corporate segment's reported net loss for the quarter was $160 million, compared with a reported net loss of $100 million in the prior quarter. Reported net loss increased primarily due to gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio recognized in the first quarter this year and lower contribution from Other items, partially offset by lower net corporate expenses in the current quarter. Lower contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities recognized in the first quarter this year and higher expense provisions this quarter. Net corporate expenses were lower largely due to timing of regulatory fees and seasonality of certain other expenses in the first quarter this year. Adjusted net loss was $102 million, compared with an adjusted net loss of $75 million in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Corporate segment's reported net loss for the six months ended April 30, 2017, was $260 million, compared with a reported net loss of $552 million in the same period last year. The decrease in reported net loss was attributable to higher contribution from Other items, impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe in the second quarter last year and higher gains on change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the first quarter this year, partially offset by higher net corporate expenses. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities in the current period, provisions for incurred but not identified credit losses recognized in the prior period, partially offset by the positive impact of certain tax items in the prior year. Net corporate expenses increased primarily due to ongoing investments in enterprise and regulatory projects. Adjusted net loss for the six months ended April 30, 2017, was $177 million, compared with an adjusted net loss of $298 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 18

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)				For the three months ended
		2017				2016		2015
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$5,109	$5,141	$5,072	$4,924	$4,880	$5,047	$4,887	$4,697
Non-interest income	3,364	3,979	3,673	3,777	3,379	3,563	3,160	3,309
Total revenue	8,473	9,120	8,745	8,701	8,259	8,610	8,047	8,006
Provision for credit losses	500	633	548	556	584	642	509	437
Insurance claims and related expenses	538	574	585	692	530	655	637	600
Non-interest expenses	4,786	4,897	4,848	4,640	4,736	4,653	4,911	4,292
Provision for (recovery of) income taxes	257	596	555	576	466	546	259	502
Equity in net income of an investment in
TD Ameritrade	111	113	94	121	109	109	108	91
Net income – reported	2,503	2,533	2,303	2,358	2,052	2,223	1,839	2,266
Pre-tax adjustments for items of note
Amortization of intangibles[1]	78	80	80	79	86	90	89	85
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio[1]	–	(41)	(19)	–	58	(46)	(24)	(21)
Impairment of goodwill, non-financial assets,
and other charges[2]	–	–	–	–	111	–	–	–
Restructuring charges[3]	–	–	–	–	–	–	349	–
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs[4]	–	–	–	–	–	–	82	–
Litigation and litigation-related
charge(s)/reserve(s)[5]	–	–	–	–	–	–	–	(39)
Total pre-tax adjustments for items of note	78	39	61	79	255	44	496	25
Provision for (recovery of) income taxes for
items of note	20	14	17	21	25	20	158	6
Net income – adjusted	2,561	2,558	2,347	2,416	2,282	2,247	2,177	2,285
Preferred dividends	48	48	43	36	37	25	26	25
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,513	2,510	2,304	2,380	2,245	2,222	2,151	2,260
Attributable to:
Common shareholders – adjusted	2,485	2,481	2,275	2,351	2,217	2,193	2,122	2,232
Non-controlling interests – adjusted	$28	$29	$29	$29	$28	$29	$29	$28

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.31	$1.32	$1.20	$1.24	$1.07	$1.17	$0.96	$1.20
Adjusted	1.34	1.34	1.23	1.27	1.20	1.18	1.15	1.21
Diluted earnings per share
Reported	1.31	1.32	1.20	1.24	1.07	1.17	0.96	1.19
Adjusted	1.34	1.33	1.22	1.27	1.20	1.18	1.14	1.20
Return on common equity – reported	14.4%	14.4%	13.3%	14.1%	12.5%	13.3%	11.4%	14.9%
Return on common equity – adjusted	14.8	14.5	13.6	14.5	14.0	13.5	13.5	15.0

(billions of Canadian dollars, except as noted)
Average earning assets	$1,056	$1,041	$1,031	$989	$969	$975	$958	$925
Net interest margin as a percentage
of average earning assets	1.98%	1.96%	1.96%	1.98%	2.05%	2.06%	2.02%	2.01%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
3	During the fourth quarter of 2015, the Bank recorded restructuring charges of $349 million ($243 million after tax) on a net basis. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
4	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
5	During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

TABLE 15: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)		As at
	April 30, 2017	October 31, 2016
Assets
Interest-bearing deposits with banks	$54,227	$53,714
Trading loans, securities, and other	111,833	99,257
Derivatives	62,674	72,242
Available-for-sale securities	121,992	107,571
Held-to-maturity securities	82,330	84,395
Securities purchased under reverse repurchase agreements	113,834	86,052
Loans, net of allowance for loan losses	598,461	585,656
Other	106,569	88,080
Total assets	$1,251,920	$1,176,967
Liabilities
Trading deposits	$92,958	$79,786
Derivatives	57,353	65,425
Deposits	807,112	773,660
Obligations related to securities sold under repurchase agreements	74,608	48,973
Subordinated notes and debentures	8,482	10,891
Other	135,168	124,018
Total liabilities	1,175,681	1,102,753
Total equity	76,239	74,214
Total liabilities and equity	$1,251,920	$1,176,967

Total assets were $1,252 billion as at April 30, 2017, an increase of $75 billion, or 6%, from October 31, 2016. The increase was primarily due to an increase in securities purchased under reverse repurchase agreements of $28 billion, available-for-sale securities of $14 billion, amounts receivable from brokers, dealers, and clients of $14 billion, loans net of allowances for loan losses of $13 billion, trading loans, securities, and other of $13 billion, partially offset by a decrease in derivatives of $10 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was $9 billion, or 1%.

Trading loans, securities, and other increased $13 billion primarily in Wholesale Banking.

Derivatives decreased $10 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Available-for-sale securities increased $14 billion primarily due to new investments, net of maturities and foreign currency translation.

Securities purchased under reverse repurchase agreements increased $28 billion primarily due to an increase in trade volumes.

Loans (net of allowance for loan losses) increased $13 billion primarily due to increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. The increase in U.S. Retail was primarily due to foreign currency translation and growth in business and government loans. The increase in Canadian Retail and Wholesale was primarily due to growth in business and government loans.

Other amounts received from brokers, dealers and clients increased $14 billion primarily due to unsettled and pending trades.

Total liabilities were $1,176 billion as at April 30, 2017, an increase of $73 billion, or 7%, from October 31, 2016. The increase was primarily due to an increase in deposits of $33 billion, obligations related to securities sold under repurchase agreements of $26 billion, trading deposits of $13 billion, and amounts payable to brokers, dealers and clients of $12 billion, partially offset by a decrease in derivatives of $8 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was $8 billion, or 1%.

Trading deposits increased $13 billion primarily due to higher issuance of certificates of deposits.

Derivatives decreased $8 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Deposits increased $33 billion primarily due to increases in personal deposits in all segments and foreign currency translation in U.S. Retail.

Obligations related to securities sold under repurchase agreements increased $26 billion primarily due to higher trading volumes.

Other amounts payable to brokers, dealers and clients increased $12 billion primarily due to unsettled and pending trades.

Equity was $76 billion as at April 30, 2017, an increase of $2 billion, or 3%, from October 31, 2016. The increase was primarily due to year-to-date net income of $5 billion, partially offset by dividends paid of $2 billion and the repurchase of common shares of $1 billion.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 20

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2017 vs. Q2 2016

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans were $3,290 million as at April 30, 2017, a decrease of $277 million, or 8%, compared with the second quarter last year. Canadian Retail gross impaired loans decreased $97 million, or 9%, compared with the second quarter last year driven by resolutions outpacing formations across the consumer lending portfolios. U.S. Retail gross impaired loans decreased $61 million, or 3%, compared with the second quarter last year. Wholesale gross impaired loans decreased $119 million, or 67%, compared with the second quarter last year due to resolutions in the oil and gas sector. Net impaired loans were $2,624 million as at April 30, 2017, a decrease of $284 million, or 10%, compared with the second quarter last year, primarily due to resolutions outpacing new credit impaired formations in the Canadian Retail and Wholesale portfolios, offset by the impact of foreign exchange.

The allowance for credit losses of $4,451 million as at April 30, 2017, was composed of a counterparty-specific allowance of $280 million, a collectively assessed allowance for individually insignificant impaired loans of $574 million, and an allowance for incurred but not identified credit losses of $3,597 million.

The counterparty-specific allowance decreased $125 million, or 31%, compared with the second quarter last year primarily due to decreases in the debt securities classified as loans and Wholesale portfolios, offset by the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $50 million, or 10%, compared with the second quarter last year primarily due to an increase in the U.S. credit card portfolio and the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $517 million, or 17%, compared with the second quarter last year primarily due to increases in the U.S. business and government portfolios, the U.S. credit card portfolio and the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the second quarter of 2017, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q2 2017 vs. Q1 2017

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans decreased $109 million, or 3%, compared with the prior quarter. Impaired loans net of allowance decreased $66 million, or 2%, compared with the prior quarter.

The counterparty-specific allowance decreased $16 million, or 5%, compared with the prior quarter primarily due to decreases in the U.S. business and government portfolio offset by the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans decreased $35 million, or 6%, compared with the prior quarter, primarily due decreases in U.S. home equity line of credit and Canadian indirect auto portfolios, offset by the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $171 million, or 5%, compared with the prior quarter primarily due to the impact of foreign exchange.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,399	$3,509	$3,799	$3,509	$3,244
Classified as impaired during the period	1,154	1,281	1,453	2,435	3,170
Transferred to not impaired during the period	(340)	(220)	(414)	(560)	(784)
Net repayments	(392)	(474)	(391)	(866)	(790)
Disposals of loans	–	–	–	–	–
Amounts written off	(648)	(623)	(592)	(1,271)	(1,151)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	117	(74)	(288)	43	(122)
Impaired loans as at end of period	$3,290	$3,399	$3,567	$3,290	$3,567

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	April 30	January 31	April 30
	2017	2017	2016
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$280	$296	$405
Individually insignificant	574	609	524
Incurred but not identified credit losses	3,038	2,910	2,687
Total allowance for loan losses for on-balance sheet loans	3,892	3,815	3,616
Allowance for off-balance sheet positions
Incurred but not identified credit losses	559	516	393
Total allowance for off-balance sheet positions	559	516	393
Allowance for credit losses	$4,451	$4,331	$4,009
Impaired loans, net of allowance[1,2]	$2,624	$2,690	$2,908
Net impaired loans as a percentage of net loans[1,2]	0.43%	0.45%	0.51%
Provision for credit losses as a percentage of net average loans and acceptances	0.34	0.42	0.42

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 21

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								April 30, 2017
Canada
Atlantic provinces	$3,877	2.1%	$2,055	1.1%	$494	0.7%	$1,104	1.6%	$4,371	1.7%	$3,159	1.2%
British Columbia[4]	15,946	8.5	17,722	9.4	2,487	3.7	9,847	14.5	18,433	7.2	27,569	10.8
Ontario[4]	44,901	23.8	45,523	24.2	8,573	12.6	27,634	40.5	53,474	20.9	73,157	28.5
Prairies[4]	26,385	14.0	13,459	7.1	3,917	5.8	8,861	13.0	30,302	11.8	22,320	8.7
Québec	11,210	6.0	7,215	3.8	1,511	2.2	3,676	5.4	12,721	5.0	10,891	4.2
Total Canada	102,319	54.4%	85,974	45.6%	16,982	25.0%	51,122	75.0%	119,301	46.6%	137,096	53.4%
United States	921		27,929		11		13,251		932		41,180
Total	$103,240		$113,903		$16,993		$64,373		$120,233		$178,276

								October 31, 2016
Canada
Atlantic provinces	$4,007	2.1%	$1,940	1.0%	$515	0.8%	$1,052	1.6%	$4,522	1.8%	$2,992	1.2%
British Columbia[4]	17,134	9.1	16,789	8.9	2,639	4.1	9,211	14.2	19,773	7.8	26,000	10.2
Ontario[4]	48,307	25.5	42,234	22.3	9,053	13.9	25,181	38.6	57,360	22.6	67,415	26.4
Prairies[4]	27,236	14.4	12,999	6.9	4,100	6.3	8,321	12.8	31,336	12.3	21,320	8.4
Québec	11,750	6.2	6,903	3.6	1,595	2.5	3,401	5.2	13,345	5.2	10,304	4.1
Total Canada	108,434	57.3%	80,865	42.7%	17,902	27.6%	47,166	72.4%	126,336	49.7%	128,031	50.3%
United States	917		27,120		10		13,280		927		40,400
Total	$109,351		$107,985		$17,912		$60,446		$127,263		$168,431

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						April 30, 2017
Canada	1.1%	4.1%	7.7%	14.7%	40.4%	30.8%	1.2%	–%	100%
United States	4.5	6.5	9.7	4.5	17.7	56.3	0.5	0.3	100
Total	1.6%	4.4%	7.9%	13.3%	37.5%	34.2%	1.1%	–%	100%

						October 31, 2016
Canada	1.1%	4.2%	7.7%	14.3%	39.4%	31.7%	1.6%	–%	100%
United States	3.7	4.8	12.1	4.7	14.7	58.5	1.2	0.3	100
Total	1.5%	4.2%	8.2%	13.1%	36.3%	35.2%	1.5%	–%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 22

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		April 30, 2017			October 31, 2016
Canada
Atlantic provinces	74%	70%	73%	73%	69%	72%
British Columbia[6]	68	62	65	66	61	64
Ontario[6]	68	65	67	68	64	66
Prairies[6]	74	70	72	73	69	72
Québec	73	72	73	73	72	72
Total Canada	69	66	67	69	65	67
United States	67	62	64	67	62	65
Total	69%	65%	67%	68%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at April 30, 2017, the Bank had approximately $2.5 billion (October 31, 2016 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as the quarterly PCL divided by average month-end loan balances, was approximately 3.39% on an annual basis (October 31, 2016 – 6.79%). PCL primarily declined due to lower provisions for individually insignificant impaired loans, reflecting the positive economic recovery in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 23

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 21: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty[1]
(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											April 30, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	171	6	177	–	–	1	1	14	36	22	72	250
Ireland	–	–	–	–	3	–	673	676	–	–	–	–	676
Portugal	–	–	–	–	–	–	16	16	5	–	–	5	21
Spain	–	70	46	116	–	–	84	84	2	–	2	4	204
Total GIIPS	–	241	52	293	3	–	774	777	21	36	24	81	1,151
Rest of Europe
Finland	7	19	–	26	–	17	1	18	–	1,313	–	1,313	1,357
France	438	739	137	1,314	113	417	1,912	2,442	103	6,393	316	6,812	10,568
Germany	2,098	728	41	2,867	421	720	971	2,112	108	7,247	26	7,381	12,360
Netherlands	589	525	189	1,303	573	411	419	1,403	37	4,281	455	4,773	7,479
Norway	–	25	4	29	14	219	33	266	1	451	438	890	1,185
Sweden	–	136	112	248	–	290	259	549	6	1,369	743	2,118	2,915
Switzerland	952	58	62	1,072	62	–	663	725	48	–	166	214	2,011
United Kingdom	2,585	6,150	28	8,763	972	721	7,225	8,918	167	3,235	3,389	6,791	24,472
Other[7]	273	–	1	274	191	179	809	1,179	31	1,202	71	1,304	2,757
Total Rest of Europe	6,942	8,380	574	15,896	2,346	2,974	12,292	17,612	501	25,491	5,604	31,596	65,104
Total Europe	$6,942	$8,621	$626	$16,189	$2,349	$2,974	$13,066	$18,389	$522	$25,527	$5,628	$31,677	$66,255

Country											October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	6	174	–	–	9	9	22	36	1	59	242
Ireland	–	–	–	–	45	–	592	637	–	–	–	–	637
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	105	48	153	–	–	52	52	2	–	–	2	207
Total GIIPS	–	273	54	327	45	–	679	724	25	36	1	62	1,113
Rest of Europe
Finland	7	64	13	84	–	21	100	121	–	1,379	–	1,379	1,584
France	437	765	169	1,371	96	863	1,582	2,541	108	6,734	262	7,104	11,016
Germany	1,037	644	55	1,736	464	738	709	1,911	186	10,779	19	10,984	14,631
Netherlands	588	555	271	1,414	604	240	367	1,211	16	4,271	506	4,793	7,418
Norway	–	4	4	8	1	95	34	130	7	305	272	584	722
Sweden	–	64	222	286	–	247	76	323	7	1,359	451	1,817	2,426
Switzerland	1,125	58	125	1,308	75	–	802	877	51	–	168	219	2,404
United Kingdom	1,787	3,009	37	4,833	1,000	550	4,823	6,373	158	1,765	3,429	5,352	16,558
Other[7]	268	–	8	276	225	267	670	1,162	5	1,155	299	1,459	2,897
Total Rest of Europe	5,249	5,163	904	11,316	2,465	3,021	9,163	14,649	538	27,747	5,406	33,691	59,656
Total Europe	$5,249	$5,436	$958	$11,643	$2,510	$3,021	$9,842	$15,373	$563	$27,783	$5,407	$33,753	$60,769

1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at April 30, 2017, or October 31, 2016.
3	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $8.7 billion for GIIPS (October 31, 2016 – $6.9 billion) and $57.4 billion for the rest of Europe (October 31, 2016 – $24.7 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
4	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.2 billion (October 31, 2016 – $1.3 billion) are included in the trading and investment portfolio.
5	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at April 30, 2017, and October 31, 2016.
6	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2016 – $0.3 billion).
7	Other European exposure is distributed across 11 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at April 30, 2017, and October 31, 2016.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 24

TABLE 22: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country[1]
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[2]	Indirect[3]	Total	Direct[2]	Indirect[3]	Total
Country	April 30, 2017			October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	173	4	177	170	4	174
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	–	116	116	–	153	153
Total GIIPS	173	120	293	170	157	327
Rest of Europe
Finland	26	–	26	71	13	84
France	816	498	1,314	830	541	1,371
Germany	1,030	1,837	2,867	788	948	1,736
Netherlands	892	411	1,303	970	444	1,414
Norway	25	4	29	4	4	8
Sweden	235	13	248	282	4	286
Switzerland	348	724	1,072	562	746	1,308
United Kingdom	6,575	2,188	8,763	3,117	1,716	4,833
Other[4]	–	274	274	1	275	276
Total Rest of Europe	9,947	5,949	15,896	6,625	4,691	11,316
Total Europe	$10,120	$6,069	$16,189	$6,795	$4,848	$11,643
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
3	Includes undrawn commitments and letters of credit.
4	Other European exposure is distributed across 11 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at April 30, 2017, and October 31, 2016.

Of the Bank's European exposure, approximately 98% (October 31, 2016 – 98%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.7 billion (October 31, 2016 – $8.9 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including 0.7 billion (October 31, 2016 – $0.2 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans originated from FDIC-assisted transactions, including covered loans subject to loss sharing agreements with the FDIC and the South Financial acquisition. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance[2]	impaired loans[2]	allowances	balance
					April 30, 2017
FDIC-assisted acquisitions[3]	$448	$421	$1	$31	$389	86.8%
South Financial	451	418	2	20	396	87.8
Total ACI loan portfolio	$899	$839	$3	$51	$785	87.3%

					October 31, 2016
FDIC-assisted acquisitions[3]	$508	$480	$1	$35	$444	87.4%
South Financial	529	494	3	23	468	88.5
Total ACI loan portfolio	$1,037	$974	$4	$58	$912	87.9%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
3	Carrying value does not include the effect of the FDIC loss sharing agreement.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 25

During the three and six months ended April 30, 2017, the Bank recorded a recovery of $13 million and $16 million, respectively, in PCL on ACI loans (three and six months ended April 30, 2016 – $9 million and $16 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	April 30, 2017		October 31, 2016
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$779	86.7%	$912	88.0%
30-89 days past due	30	3.3	24	2.3
90 or more days past due	90	10.0	101	9.7
Total ACI loans	899	100.0	1,037	100.0

Geographic region
Florida	604	67.2	691	66.6
South Carolina	217	24.1	260	25.1
North Carolina	77	8.6	83	8.0
Other U.S. and Canada	1	0.1	3	0.3
Total ACI loans	$899	100.0%	$1,037	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency collateralized mortgage obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2016 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at April 30, 2017, was US$26 million (October 31, 2016 – US$41 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at April 30, 2017, and October 31, 2016. As at April 30, 2017, the balance of the remaining acquisition-related incurred loss was US$121 million (October 31, 2016 – US$160 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 25: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				April 30, 2017
Non-Agency CMOs	$672	$592	$124	$468	69.6%

				October 31, 2016
Non-Agency CMOs	$1,158	$1,020	$195	$825	71.2%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflected the discount on acquisition and the Bank's risk inherent on the entire portfolio, resulting in a net capital benefit. The net capital benefit expired on October 31, 2016. During the first quarter of 2017, the Bank unwound the re-securitizations and sold a portion of the non-agency CMO portfolio resulting in a gain on sale, recognized in other income within the Corporate segment. The impact of the sale on the portfolio and related allowance for loan losses is reflected in the table above.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 26

TABLE 26: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					April 30, 2017
2003	$18	$20	$10	$11	$28	$31
2004	45	50	14	15	59	65
2005	57	77	7	8	64	85
2006	102	121	36	40	138	161
2007	169	200	36	43	205	243
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$391	$468	$103	$117	$494	$585
Less: allowance for incurred but not identified credit losses					26
Total					$468

					October 31, 2016
2003	$20	$23	$20	$21	$40	$44
2004	49	55	15	17	64	72
2005	204	248	14	16	218	264
2006	157	187	73	84	230	271
2007	226	270	88	99	314	369
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$656	$783	$210	$237	$866	$1,020
Less: allowance for incurred but not identified credit losses					41
Total					$825

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the Basel I floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the 2016 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2017, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 72%, 77%, and 81%. This scalar increases to 80% in 2018 and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective the first quarter of 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures will be capped at 1.25% of total RWA in the first quarter of 2017 and increase each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at April 30, 2017, the CCB is only applicable to private sector credit exposures located in Hong Kong SAR, Sweden, and Norway. Based on the allocation of exposures and buffers currently in place in Hong Kong SAR, Sweden, and Norway, the Bank's countercyclical buffer requirement is 0% as at April 30, 2017.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 27

The following table provides details of TD's regulatory capital position.

TABLE 27: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	April 30	October 31	April 30
	2017	2016	2016
Capital
Common Equity Tier 1 Capital	$45,417	$42,328	$38,933
Tier 1 Capital	52,337	49,397	44,992
Total Capital	62,542	61,816	55,549
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1,2]	$350,018	$340,296	$327,545
Market risk	13,781	12,211	12,892
Operational risk[3]	50,920	48,001	43,152
Regulatory floor	5,334	5,336	–
Total	$420,053	$405,844	$383,589
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.8%	10.4%	10.1%
Tier 1 Capital ratio[1]	12.5	12.2	11.7
Total Capital ratio[1]	14.9	15.2	14.4
Leverage ratio	3.9	4.0	3.8
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
2	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of retail portfolio credit RWAs in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach.
3	Effective the third quarter of 2016, OSFI approved the Bank to use Advanced Measurement Approach (AMA).

As at April 30, 2017, the Bank's CET1, Tier 1, and Total Capital ratios were 10.8%, 12.5%, and 14.9%, respectively. Compared with the Bank's CET1 Capital ratio of 10.4% at October 31, 2016, the CET1 Capital ratio, as at April 30, 2017, increased due to organic capital growth and unrealized gains in Accumulated other comprehensive income from AFS portfolio due to tightening of the credit spreads, partially offset by common shares repurchased and RWA growth.

As at April 30, 2017, the Bank's leverage ratio was 3.9%, relatively flat compared with the leverage ratio of 4.0% at October 31, 2016.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Changes in Basel" section of the 2016 Annual Report, are noted below.

In April 2017, OSFI issued the final guidelines on Phase 1 of the Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements (Revised Basel Pillar 3 standard) issued by the BCBS in January 2015. The revised standard requires disclosure of fixed format tables and templates to provide comparability and consistency of capital and risk disclosures amongst banks with the focus on improving the transparency of the internal model-based approaches that banks use to calculate RWA. The guideline replaces OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. D-SIBs are expected to prospectively disclose the reporting requirements under the Revised Basel Pillar 3 standard by the fourth quarter of 2018.

In March 2017, BCBS issued the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. The final standard consolidates all existing and prospective BCBS disclosure requirements into the Pillar 3 framework, prescribes enhanced disclosure of key prudential metrics, and for banks which record prudent valuation adjustments, a new disclosure requirement for a granular breakdown of how the adjustments are calculated. The standard also includes new disclosure requirements for the total loss-absorbing capital regime for global systemically important banks (G-SIBS) and revised disclosure requirements for market risk. The implementation date for these disclosure requirements will be determined when OSFI issues Phase 2 of the Pillar 3 Disclosure Requirements.

The BCBS has commenced Phase 3, the final phase of the Pillar 3 review. The objectives of Phase 3 is to develop disclosure requirements for standardized RWA to benchmark internally modelled capital requirements, asset encumbrances, operational risk, and ongoing policy reforms.

In March 2017, BCBS released the second consultative document on identification and management of step-in risk. Step-in risk is the risk that the Bank decides to provide financial support to an unconsolidated entity that is facing stress, in the absence of, or in excess of, any contractual obligations. The framework entails no automatic Pillar 1 capital or liquidity charge additional to the existing Basel standards. The implementation date is expected to be the fourth quarter of 2019.

In March 2017, BCBS issued the final standard "Regulatory treatment of accounting provisions – interim approach and transitional arrangements" given the upcoming accounting provisioning standard under IFRS 9. The standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal rating-based approaches. The BCBS has determined that jurisdictions may introduce a transitional arrangement for the impact on regulatory capital from the implementation of IFRS 9 and outlines the requirements for jurisdictions choosing to adopt a transitional arrangement. The Bank is awaiting final guidance from OSFI as it relates to the BCBS standard.

Normal Course Issuer Bid

On March 16, 2017, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 28

TABLE 28: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	April 30, 2017	October 31, 2016
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,847.2	1,857.6
Treasury shares – common	(3.8)	(0.4)
Total common shares	1,843.4	1,857.2
Stock options
Vested	6.1	5.5
Non-vested	9.0	9.9
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1[2]	20.0	20.0
Series 3[2]	20.0	20.0
Series 5[2]	20.0	20.0
Series 7[2]	14.0	14.0
Series 9[2]	8.0	8.0
Series 11[2]	6.0	6.0
Series 12[2]	28.0	28.0
Series 14[2]	40.0	40.0
Total preferred shares – equity	176.0	176.0
Treasury shares – preferred	(0.3)	(0.2)
Total preferred shares	175.7	175.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 12 of the Interim Consolidated Financial Statements.
2

NVCC Series 1, 3, 5, 7, 9, 11, 12, and 14 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, and 200 million, respectively.

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the three months ended
	April 30, 2017		January 31, 2017
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$319,523	$14,960	$324,335	$15,961
Book size	4,927	(243)	(3,034)	(1,167)
Book quality	(867)	(9)	(676)	(4)
Model updates	448	–	–	–
Methodology and policy	–	–	4,948	578
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	10,358	606	(6,441)	(408)
Other	315	–	391	–
Total RWA movement	15,181	354	(4,812)	(1,001)
Common Equity Tier 1 Capital RWA, balance at
end of period	$334,704	$15,314	$319,523	$14,960

Counterparty credit risk is comprised of over-the-counter (OTC) derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which is phased in at 72% for fiscal 2017.

Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the second quarter of 2017, increased due to growth in various retail portfolios and commercial exposures in the U.S. Retail and Canadian Retail Segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 29

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	April 30, 2017	January 31, 2017
RWA, balance at beginning of period	$13,587	$12,211
Movement in risk levels	194	1,376
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	194	1,376
RWA, balance at end of period	$13,781	$13,587
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Increased base metals exposures contributed to the increase in RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	April 30, 2017	January 31, 2017
RWA, balance at beginning of period	$48,796	$48,001
Revenue generation	140	157
Movement in risk levels	1,984	638
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
RWA, balance at end of period	$50,920	$48,796

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment and internal control factors, scenario analysis and movements in foreign exchange. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2016 MD&A. Additional information on risk factors can be found in the 2016 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2016 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2017.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 30

TABLE 32: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		April 30, 2017		October 31, 2016
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$1,475	$340,343	$341,818	$1,334	$334,878	$336,212
Qualifying revolving retail	–	93,696	93,696	–	90,778	90,778
Other retail	19,498	73,387	92,885	18,894	71,940	90,834
Total retail	20,973	507,426	528,399	20,228	497,596	517,824
Non-retail
Corporate	130,616	293,391	424,007	127,399	252,616	380,015
Sovereign	89,670	151,984	241,654	77,166	139,367	216,533
Bank	17,949	88,992	106,941	17,721	66,432	84,153
Total non-retail	238,235	534,367	772,602	222,286	458,415	680,701
Gross credit risk exposures	$259,208	$1,041,793	$1,301,001	$242,514	$956,011	$1,198,525
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 33: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
	April 30, 2017				October 31, 2016
									Non-trading market
	Balance	Trading	Non-trading		Balance	Trading	Non-trading		risk – primary
	sheet	market risk	market risk	Other	sheet	market risk	market risk	Other	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$54,227	$438	$53,789	$–	$53,714	$258	$53,456	$–	Interest rate
Trading loans, securities, and other	111,833	105,888	5,945	–	99,257	92,282	6,975	–	Interest rate
Derivatives	62,674	55,897	6,777	–	72,242	63,931	8,311	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at
fair value through profit or loss	3,971	–	3,971	–	4,283	–	4,283	–	Interest rate
Available-for-sale securities	121,992	–	121,992	–	107,571	–	107,571	–	Foreign exchange,
									interest rate
Held-to-maturity securities	82,330	–	82,330	–	84,395	–	84,395	–	Foreign exchange,
									interest rate
Securities purchased under
reverse repurchase agreements	113,834	1,570	112,264	–	86,052	1,728	84,324	–	Interest rate
Loans	602,353	–	602,353	–	589,529	–	589,529	–	Interest rate
Customers' liability under
acceptances	17,002	–	17,002	–	15,706	–	15,706	–	Interest rate
Investment in TD Ameritrade	7,281	–	7,281	–	7,091	–	7,091	–	Equity
Other assets[1]	1,603	–	1,603	–	1,769	–	1,769	–	Interest rate
Assets not exposed to
market risk	72,820	–	–	72,820	55,358	–	–	55,358
Total Assets	1,251,920	163,793	1,015,307	72,820	1,176,967	158,199	963,410	55,358

Liabilities subject to market risk
Trading deposits	92,958	4,472	88,486	–	79,786	3,876	75,910	–	Interest rate
Derivatives	57,353	51,728	5,625	–	65,425	60,221	5,204	–	Foreign exchange,
									interest rate
Securitization liabilities at fair value	12,824	12,824	–	–	12,490	12,490	–	–	Interest rate
Other financial liabilities designated
at fair value through profit or loss	6	1	5	–	190	177	13	–	Interest rate
Deposits	807,112	–	807,112	–	773,660	–	773,660	–	Equity, interest rate
Acceptances	17,002	–	17,002	–	15,706	–	15,706	–	Interest rate
Obligations related to securities sold
short	32,611	30,485	2,126	–	33,115	29,973	3,142	–	Interest rate
Obligations related to securities sold
under repurchase agreements	74,608	2,182	72,426	–	48,973	3,657	45,316	–	Interest rate
Securitization liabilities at amortized
cost	17,198	–	17,198	–	17,918	–	17,918	–	Interest rate
Subordinated notes and debentures	8,482	–	8,482	–	10,891	–	10,891	–	Interest rate
Other liabilities[1]	14,849	–	14,849	–	15,526	–	15,526	–	Interest rate
Liabilities and Equity not
exposed to market risk	116,917	–	–	116,917	103,287	–	–	103,287
Total Liabilities and Equity	$1,251,920	$101,692	$1,033,311	$116,917	$1,176,967	$110,394	$963,286	$103,287

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended April 30, 2017, there were 5 days of trading losses and trading-related revenue was positive for 92% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the second quarter of 2017, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 32

TABLE 34: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the six months ended
	April 30				January 31	April 30	April 30	April 30
				2017	2017	2016	2017	2016
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$13.0	$15.6	$27.3	$9.3	$14.8	$10.2	$15.2	$11.8
Credit spread risk	9.8	8.8	10.1	7.5	8.0	9.5	8.4	9.5
Equity risk	7.8	8.5	9.6	7.2	7.7	8.9	8.1	9.2
Foreign exchange risk	3.7	4.2	5.9	2.8	3.7	3.7	3.9	3.7
Commodity risk	0.9	1.1	1.5	0.9	1.5	1.8	1.3	1.8
Idiosyncratic debt specific risk	13.9	13.5	15.1	11.2	13.1	16.1	13.3	14.2
Diversification effect[1]	(29.8)	(30.4)	n/m2	n/m2	(27.3)	(26.3)	(28.8)	(26.4)
Total Value-at-Risk (one-day)	19.3	21.3	27.1	15.9	21.5	23.9	21.4	23.8
Stressed Value-at-Risk (one-day)	40.3	33.4	40.3	28.1	36.5	37.2	35.0	33.5
Incremental Risk Capital Charge
(one-year)	$220.2	$226.2	$290.3	$171.3	$260.9	$209.3	$243.6	$210.4
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR was relatively unchanged compared to the prior quarter. Year-over-year, there was an increase in the average interest rate VaR driven by U.S. interest rate risk positions. The total VaR decreased year-over-year due to a reduction in IDSR driven by the positions in the bonds of Canadian provinces. The quarter-over-quarter decrease in average Stressed VaR was driven by a reduction in financial bond positions. Average Stressed VaR decreased year-over-year as a result of a reduction in equity risk positions.

Average IRC decreased quarter-over-quarter driven by U.S. Agency positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph3 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

3 The footnotes included in Table 35 are also applicable to this graph.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 33

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2017, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $190 million (January 31, 2017 – $183 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in Canada at the end of the quarter, it was only possible to shock Canadian rates by 75 bps, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $217 million (January 31, 2017 – $57 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 35: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1,2]
(millions of Canadian dollars)					As at
	April 30, 2017		January 31, 2017		April 30, 2016
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$16	$(55)[3]	$1	$(47)[3]	$124	$(155)[3]
U.S. dollar	(206)	(162)	(184)	(10)[4]	(188)	(52)[4]
	$(190)	$(217)	$(183)	$(57)	$(64)	$(207)
1	Effective the second quarter of 2016, unfunded pension and benefit liabilities are included in EVaR sensitivity.
2	Effective the third quarter of 2016, the Bank enhanced the methodology used to stabilize product margins over time.
3	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the quarter ended April 30, 2017, a 75 bps decline for the quarter ended January 31, 2017, and a 75 bps decline for the quarter ended April 30, 2016, corresponding to an interest rate environment that is floored at 0%.
4	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for U.S. interest rates for the quarter ended January 31, 2017 and a 50 bps decline for the quarter ended April 30, 2016. All rate shocks are floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy

Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability & Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk globally is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Global Liquidity Risk Management Framework and Policies annually. TD's regional operations are responsible for managing their liquidity risk in compliance with the local regulatory requirements and their own regional policies established in alignment with the global policies. In U.S. TD has established TD Group US Holding LLC (TDGUS), as TD's U.S. Intermediate Holding Company (IHC), and a Combined U.S. Operations (CUSO) that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the 2016 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2016 Annual report.

Liquid assets

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD generally does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 34

TABLE 36: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		April 30, 2017
Cash and due from banks	$4,831	$–	$4,831	1%	$358	$4,473
Canadian government obligations	14,550	44,307	58,857	11	31,288	27,569
National Housing Act Mortgage-Backed
Securities (NHA MBS)	38,195	245	38,440	8	3,430	35,010
Provincial government obligations	8,509	13,299	21,808	4	13,437	8,371
Corporate issuer obligations	2,486	3,999	6,485	1	1,659	4,826
Equities	20,059	1,992	22,051	4	5,948	16,103
Other marketable securities and/or loans	2,981	1,089	4,070	1	1,182	2,888
Total Canadian dollar-denominated	91,611	64,931	156,542	30	57,302	99,240
Cash and due from banks	47,412	–	47,412	9	54	47,358
U.S. government obligations	33,915	36,866	70,781	14	38,471	32,310
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	36,685	742	37,427	7	11,282	26,145
Other sovereign obligations	51,347	47,623	98,970	19	34,232	64,738
Corporate issuer obligations	62,893	419	63,312	12	4,925	58,387
Equities	18,375	9,831	28,206	5	4,465	23,741
Other marketable securities and/or loans	4,506	13,600	18,106	4	7,018	11,088
Total non-Canadian dollar-denominated	255,133	109,081	364,214	70	100,447	263,767
Total	$346,744	$174,012	$520,756	100%	$157,749	$363,007

		October 31, 2016
Cash and due from banks	$3,147	$–	$3,147	1%	$349	$2,798
Canadian government obligations	15,860	39,156	55,016	12	23,360	31,656
NHA MBS	35,134	211	35,345	8	3,183	32,162
Provincial government obligations	9,230	10,255	19,485	4	10,450	9,035
Corporate issuer obligations	5,279	3,699	8,978	2	1,617	7,361
Equities	22,304	6,049	28,353	6	8,514	19,839
Other marketable securities and/or loans	4,179	1,037	5,216	1	963	4,253
Total Canadian dollar-denominated	95,133	60,407	155,540	34	48,436	107,104
Cash and due from banks	46,035	–	46,035	10	1,093	44,942
U.S. government obligations	26,242	32,914	59,156	13	29,214	29,942
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,492	6,091	39,583	8	15,460	24,123
Other sovereign obligations	53,218	20,027	73,245	16	12,979	60,266
Corporate issuer obligations	57,441	9,192	66,633	14	13,046	53,587
Equities	6,828	8,787	15,615	3	3,202	12,413
Other marketable securities and/or loans	6,325	1,027	7,352	2	–	7,352
Total non-Canadian dollar-denominated	229,581	78,038	307,619	66	74,994	232,625
Total	$324,714	$138,445	$463,159	100%	$123,430	$339,729
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $23 billion in total unencumbered liquid assets from October 31, 2016, was primarily due to the impact of foreign currency translation and normal balance sheet growth. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 37: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)		As at
	April 30	October 31
	2017	2016
The Toronto-Dominion Bank (Parent)	$123,208	$115,816
Bank subsidiaries	214,415	201,945
Foreign branches	25,384	21,968
Total	$363,007	$339,729

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 35

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2017, and October 31, 2016, are summarized in the following table.

TABLE 38: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		April 30, 2017
Cash and due from banks	$3,770	$–	$3,770	1%	$345	$3,425
Canadian government obligations	17,249	41,954	59,203	11	31,629	27,574
NHA MBS	38,005	207	38,212	7	3,544	34,668
Provincial government obligations	8,297	11,905	20,202	4	12,751	7,451
Corporate issuer obligations	3,625	4,595	8,220	2	2,377	5,843
Equities	20,567	2,810	23,377	4	6,367	17,010
Other marketable securities and/or loans	2,900	958	3,858	1	1,012	2,846
Total Canadian dollar-denominated	94,413	62,429	156,842	30	58,025	98,817
Cash and due from banks	50,869	–	50,869	10	53	50,816
U.S. government obligations	29,725	41,231	70,956	14	37,393	33,563
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	35,172	1,223	36,395	7	11,411	24,984
Other sovereign obligations	51,353	44,300	95,653	18	31,566	64,087
Corporate issuer obligations	60,276	323	60,599	12	4,741	55,858
Equities	17,537	8,827	26,364	5	4,032	22,332
Other marketable securities and/or loans	4,296	14,896	19,192	4	7,546	11,646
Total non-Canadian dollar-denominated	249,228	110,800	360,028	70	96,742	263,286
Total	$343,641	$173,229	$516,870	100%	$154,767	$362,103

		January 31, 2017
Cash and due from banks	$2,226	$–	$2,226	–%	$339	$1,887
Canadian government obligations	14,695	37,360	52,055	10	21,588	30,467
NHA MBS	37,262	470	37,732	8	3,526	34,206
Provincial government obligations	9,501	11,809	21,310	4	12,190	9,120
Corporate issuer obligations	7,258	3,615	10,873	2	1,394	9,479
Equities	19,806	4,171	23,977	5	8,540	15,437
Other marketable securities and/or loans	3,011	343	3,354	1	300	3,054
Total Canadian dollar-denominated	93,759	57,768	151,527	30	47,877	103,650
Cash and due from banks	46,484	–	46,484	9	25	46,459
U.S. government obligations	27,336	42,822	70,158	14	36,148	34,010
U.S. federal agency obligations, including U.S.	33,260	557	33,817	7	10,686	23,131
federal agency mortgage-backed obligations
Other sovereign obligations	52,924	34,313	87,237	18	21,011	66,226
Corporate issuer obligations	60,576	1,066	61,642	13	4,686	56,956
Equities	16,827	9,733	26,560	5	5,030	21,530
Other marketable securities and/or loans	5,229	14,397	19,626	4	10,021	9,605
Total non-Canadian dollar-denominated	242,636	102,888	345,524	70	87,607	257,917
Total	$336,395	$160,656	$497,051	100%	$135,484	$361,567
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the three months ended
	April 30	January 31
	2017	2017
The Toronto-Dominion Bank (Parent)	$120,418	$122,377
Bank subsidiaries	216,189	208,345
Foreign branches	25,496	30,845
Total	$362,103	$361,567

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 36

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 40: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(millions of Canadian dollars, except as noted)	As at
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
					April 30, 2017
Cash and due from banks	$–	$–	$–	$5,271	$5,271	–%
Interest-bearing deposits with banks	4,562	387	42,542	6,736	54,227	0.4
Securities, trading loans, and other[7]	56,559	12,262	240,942	10,363	320,126	5.5
Derivatives	–	–	–	62,674	62,674	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	113,834	113,834	–
Loans, net of allowance for loan losses	22,649	55,389	76,693	443,730	598,461	6.2
Customers' liability under acceptances	–	–	–	17,002	17,002	–
Investment in TD Ameritrade	–	–	–	7,281	7,281	–
Goodwill	–	–	–	16,942	16,942	–
Other intangibles	–	–	–	2,716	2,716	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,461	5,461	–
Deferred tax assets	–	–	–	2,394	2,394	–
Other assets[9]	487	–	–	45,044	45,531	–
Total on-balance sheet assets	$84,257	$68,038	$360,177	$739,448	$1,251,920	12.1%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	95,738	–	25,376	(113,834)
Securities borrowing and collateral received	30,885	580	9,861	–
Margin loans and other client activity	4,570	–	17,960	(11,238)
Total off-balance sheet items	131,193	580	53,197	(125,072)
Total	$215,450	$68,618	$413,374	$614,376
					October 31, 2016
Total on-balance sheet assets	$81,705	$66,329	$335,959	$692,974	$1,176,967	12.6%
Total off-balance sheet items	104,407	569	49,748	(94,799)
Total	$186,112	$66,898	$385,707	$598,175
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off- balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
3	Represents assets that have been posted externally to support the Bank's obligations in day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 37

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 41: CREDIT RATINGS[1]
As at
April 30, 2017
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1[2]	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
2	On May 10, 2017, Moody's downgraded the Bank's long-term debt rating to Aa2, reflecting Moody's expectation of a more challenging operating environment for banks in Canada.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 42: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]
(millions of Canadian dollars)	Average for the three months ended
	April 30	January 31
	2017	2017
One-notch downgrade	$85	$125
Two-notch downgrade	137	132
Three-notch downgrade	399	406

1	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank’s credit rating across rating agencies. Where the CSA calls for multiple ratings, downgrades are determined by the change of the lower credit rating.

LIQUIDITY COVERAGE RATIO

The Liquidity Coverage Ratio (LCR) is a Basel III metric calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, increases in usage of credit and liquidity facilities provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank's average daily LCR position for the quarter ended April 30, 2017.

TABLE 43: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
		April 30, 2017
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$210,858

Cash outflows
Retail deposits and deposits from small business customers, of which:	$420,029	$29,464
Stable deposits[5]	179,132	5,374
Less stable deposits	240,897	24,090
Unsecured wholesale funding, of which:	228,160	109,474
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	91,362	21,467
Non-operational deposits (all counterparties)	105,422	56,631
Unsecured debt	31,376	31,376
Secured wholesale funding	n/a4	8,774
Additional requirements, of which:	172,030	43,368
Outflows related to derivative exposures and other collateral requirements	25,264	6,547
Outflows related to loss of funding on debt products	7,813	7,813
Credit and liquidity facilities	138,953	29,008
Other contractual funding obligations	8,573	3,552
Other contingent funding obligations[7]	527,708	7,987
Total cash outflows	$ n/a4	$202,619

Cash inflows
Secured lending	$135,185	$17,471
Inflows from fully performing exposures	13,881	7,535
Other cash inflows	4,586	4,586
Total cash inflows	$153,652	$29,592

	Average for the three months ended
	April 30, 2017	January 31, 2017
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$210,858	$208,549
Total net cash outflows[9]	173,027	168,209
Liquidity coverage ratio	122%	124%
1	The LCR for the quarter ended April 30, 2017, is calculated as an average of the 61 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).

The Bank’s average LCR of 122% for quarter ended April 30, 2017, continues to meet the regulatory requirement. The ratio remained relatively constant over the prior quarter's LCR with a decrease in surplus of $2.5 billion.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended April 30, 2017, was $210.9 billion (January 31, 2017 – $208.5 billion), with Level 1 assets representing 83% (January 31, 2017 – 83%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2016 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 39

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of total funding excluding securitization.

TABLE 44: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)		As at
	April 30	October 31
	2017	2016
P&C deposits – Canadian Retail	$338,564	$324,606
P&C deposits – U.S. Retail	333,088	318,503
Other deposits	761	795
Total	$672,413	$643,904

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term funding programs, with the related program size. The Bank also maintains Evergreen Credit Card Trust to issue notes securitized by credit card receivables.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion) Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)

United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)

UKLA Registered European Medium Term Note Program (US$20 billion)

Australian Debt Program (A$5 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended April 30, 2017, was $114.7 billion (October 31, 2016 – $112.4 billion).

TABLE 45: LONG-TERM FUNDING
		As at
	April 30	October 31
Long-term funding by currency	2017	2016
Canadian dollar	38%	40%
U.S. dollar	40	41
Euro	15	13
British pound	4	3
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	54%	53%
Covered bonds	26	26
Mortgage securitization[1]	15	16
Term asset backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2017, and October 31, 2016.

TABLE 46: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						April 30		October 31
						2017		2016
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$7,423	$5,960	$1,316	$406	$7	$–	$15,112	$13,133
Bearer deposit note	621	363	279	1,238	–	–	2,501	2,814
Certificates of deposit	10,503	16,763	20,480	24,296	526	–	72,568	54,544
Commercial paper	2,525	11,350	3,410	599	–	–	17,884	21,411
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	–	–	2,475	707	26,678	29,860	28,855
Mortgage securitization	22	1,180	1,389	3,167	5,702	18,562	30,022	30,406
Senior unsecured medium term notes	3,071	2,637	1,499	10,202	13,330	31,768	62,507	60,259
Subordinated notes and debentures[3]	–	–	–	–	–	8,482	8,482	10,891
Term asset backed securitization	–	–	–	1,365	1,427	2,401	5,193	5,469
Other[4]	1,747	2,120	467	3	3	12	4,352	3,566
Total	$25,912	$40,373	$28,840	$43,751	$21,702	$87,903	$248,481	$231,348

Of which:
Secured	$1,769	$3,300	$1,856	$7,010	$7,839	$47,653	$69,427	$64,749
Unsecured	24,143	37,073	26,984	36,741	13,863	40,250	179,054	166,599
Total	$25,912	$40,373	$28,840	$43,751	$21,702	$87,903	$248,481	$231,348
1	Includes fixed-term deposits from banks.
2	Represents Asset backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $4.4 billion (October 31, 2016 – $3.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and six months ended

April 30, 2017, was $0.7 billion and $1.2 billion, respectively (three and six months ended April 30, 2016 – $0.4 billion and $0.8 billion, respectively). Other asset backed securities issuance for the three and six months ended April 30, 2017, was nil and $0.7 billion, respectively (three and six months ended April 30, 2016 – nil). The Bank also issued $1.9 billion and $4.5 billion, respectively, of unsecured medium-term notes for the three and six months ended April 30, 2017 (three months ended April 30, 2016 – $7.5 billion and $12.2 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and six months ended April 30, 2017, was $2.3 billion and $4.6 billion, respectively (three and six months ended April 30, 2016 – $4.3 billion and $6.6 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On March 22, 2016, the Government of Canada, in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio" with an implementation date of January 1, 2018. The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In March 2017, OSFI provided notification that due to the uncertainty of implementation in key foreign markets, the timeline of domestic NSFR reporting for Canadian institutions has been extended to January 2019. Relevant areas of the LAR Guidelines have been updated to reflect the implementation delay, with OSFI planning to meet with industry stakeholders in the coming months to discuss NSFR standards as they relate to the Canadian market.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 41

TABLE 47: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								April 30, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$5,271	$–	$–	$–	$–	$–	$–	$–	$–	$5,271
Interest-bearing deposits with banks	52,991	720	13	1	1	–	–	–	501	54,227
Trading loans, securities, and other[1]	1,732	2,058	3,220	3,974	3,222	8,235	21,929	16,380	51,083	111,833
Derivatives	5,820	7,117	4,040	3,158	4,068	7,904	16,323	14,244	–	62,674
Financial assets designated at fair value through
profit or loss	126	294	456	260	75	555	1,198	834	173	3,971
Available-for-sale securities	233	2,371	1,469	1,641	1,514	12,878	72,468	27,089	2,329	121,992
Held-to-maturity securities	655	3,869	1,239	857	2,891	10,221	33,767	28,831	–	82,330
Securities purchased under reverse repurchase agreements	72,147	29,309	9,043	1,783	1,533	19	–	–	–	113,834
Loans
Residential mortgages	1,030	4,089	8,295	8,654	10,347	47,281	106,332	31,115	–	217,143
Consumer instalment and other personal	707	1,553	2,920	2,820	3,954	13,296	38,544	23,805	61,442	149,041
Credit card	–	–	–	–	–	–	–	–	32,463	32,463
Business and government	22,298	4,427	5,435	8,886	6,057	16,238	61,387	61,393	16,551	202,672
Debt securities classified as loans	–	27	10	16	–	46	97	838	–	1,034
Total loans	24,035	10,096	16,660	20,376	20,358	76,861	206,360	117,151	110,456	602,353
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,892)	(3,892)
Loans, net of allowance for loan losses	24,035	10,096	16,660	20,376	20,358	76,861	206,360	117,151	106,564	598,461
Customers' liability under acceptances	14,604	2,289	77	32	–	–	–	–	–	17,002
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,281	7,281
Goodwill[2]	–	–	–	–	–	–	–	–	16,942	16,942
Other intangibles[2]	–	–	–	–	–	–	–	–	2,716	2,716
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,461	5,461
Deferred tax assets	–	–	–	–	–	–	–	–	2,394	2,394
Amounts receivable from brokers, dealers, and clients	31,188	–	–	–	–	–	–	–	–	31,188
Other assets	2,616	673	329	106	1,286	149	343	129	8,712	14,343
Total assets	$211,418	$58,796	$36,546	$32,188	$34,948	$116,822	$352,388	$204,658	$204,156	$1,251,920
Liabilities
Trading deposits	$11,342	$25,763	$26,028	$14,505	$12,028	$1,090	$1,433	$769	$–	$92,958
Derivatives	5,463	6,686	3,454	2,993	3,256	7,043	14,663	13,795	–	57,353
Securitization liabilities at fair value	–	677	213	1,013	158	1,626	5,943	3,194	–	12,824
Other financial liabilities designated at fair value through
profit or loss	1	4	1	–	–	–	–	–	–	6
Deposits[3,4]
Personal	5,315	6,829	5,771	5,224	5,786	10,652	10,715	103	409,701	460,096
Banks	7,032	4,924	137	56	3	3	–	12	10,522	22,689
Business and government	19,801	16,115	5,412	3,876	11,744	15,137	51,454	10,046	190,742	324,327
Total deposits	32,148	27,868	11,320	9,156	17,533	25,792	62,169	10,161	610,965	807,112
Acceptances	14,604	2,289	81	28	–	–	–	–	–	17,002
Obligations related to securities sold short[1]	826	587	1,367	638	1,020	4,446	10,980	11,738	1,009	32,611
Obligations related to securities sold under repurchase
agreements	62,333	10,169	1,218	485	308	60	35	–	–	74,608
Securitization liabilities at amortized cost	22	504	1,176	894	1,102	4,076	6,458	2,966	–	17,198
Amounts payable to brokers, dealers, and clients	29,433									29,433
Insurance-related liabilities	120	201	310	354	412	969	1,810	1,033	1,569	6,778
Other liabilities[5]	3,587	776	455	1,186	1,928	1,819	2,316	860	6,389	19,316
Subordinated notes and debentures	–	–	–	–	–	–	–	8,482	–	8,482
Equity	–	–	–	–	–	–	–	–	76,239	76,239
Total liabilities and equity	$159,879	$75,524	$45,623	$31,252	$37,745	$46,921	$105,807	$52,998	$696,171	$1,251,920
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$81	$162	$242	$240	$237	$905	$2,172	$3,778	$–	$7,817
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	12	25	30	17	17	70	132	–	–	303
Contact center technology	2	4	5	5	9	20	–	–	–	45
Software licensing and equipment maintenance	27	16	33	92	25	163	188	–	–	544
Credit and liquidity commitments
Financial and performance standby letters of credit	449	1,896	1,879	2,869	3,991	3,397	10,182	129	–	24,792
Documentary and commercial letters of credit	44	88	30	191	7	13	393	–	–	766
Commitments to extend credit and liquidity[6,7]	14,601	20,898	9,095	9,454	5,848	17,488	75,080	3,336	2,462	158,262
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	255	1,322	–	561	148	430	–	–	–	2,716

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $30 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 6 months to 9 months’, $1 billion in ‘over 9 months to 1 year’, $1 billion in 'over 1 to 2 years', $23 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $105 million of capital lease commitments with remaining contractual maturities of $4 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $36 million in 'over 2 to 5 years', and $11 million in 'over 5 years'.
6	Includes $138 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 42

TABLE 47: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,907	$–	$–	$–	$–	$–	$–	$–	$–	$3,907
Interest-bearing deposits with banks	52,081	617	236	199	–	–	–	–	581	53,714
Trading loans, securities, and other[1]	843	2,466	6,685	5,211	3,421	8,069	19,671	15,589	37,302	99,257
Derivatives	5,577	6,938	5,001	3,821	2,680	10,103	19,780	18,342	–	72,242
Financial assets designated at fair value through
profit or loss	41	83	801	353	159	415	1,333	915	183	4,283
Available-for-sale securities	200	1,976	995	1,757	1,593	10,175	48,890	39,916	2,069	107,571
Held-to-maturity securities	560	5,791	3,290	1,065	1,172	8,360	37,182	26,975	–	84,395
Securities purchased under reverse repurchase agreements	56,641	21,541	5,855	1,777	238	–	–	–	–	86,052
Loans
Residential mortgages	772	2,252	4,483	8,598	9,786	52,123	108,256	31,066	–	217,336
Consumer instalment and other personal	438	881	1,934	2,734	3,401	14,724	35,505	24,058	60,856	144,531
Credit card	–	–	–	–	–	–	–	–	31,914	31,914
Business and government	21,293	4,574	7,006	6,581	5,153	16,402	59,765	59,006	14,294	194,074
Debt securities classified as loans	–	68	16	27	10	66	78	1,409	–	1,674
Total loans	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	107,064	589,529
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,873)	(3,873)
Loans, net of allowance for loan losses	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	103,191	585,656
Customers' liability under acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,091	7,091
Goodwill[2]	–	–	–	–	–	–	–	–	16,662	16,662
Other intangibles[2]	–	–	–	–	–	–	–	–	2,639	2,639
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,482	5,482
Deferred tax assets	–	–	–	–	–	–	–	–	2,084	2,084
Amounts receivable from brokers, dealers, and clients	17,436	–	–	–	–	–	–	–	–	17,436
Other assets	2,488	518	686	128	97	150	269	153	8,301	12,790
Total assets	$175,866	$49,751	$37,055	$32,254	$27,711	$120,587	$330,729	$217,429	$185,585	$1,176,967
Liabilities
Trading deposits	$13,002	$14,604	$23,930	$13,070	$12,071	$1,103	$1,226	$780	$–	$79,786
Derivatives	5,526	6,623	4,890	3,066	1,962	8,106	17,779	17,473	–	65,425
Securitization liabilities at fair value	–	594	334	678	226	1,944	4,989	3,725	–	12,490
Other financial liabilities designated at fair value through
profit or loss	73	41	13	25	37	–	–	1	–	190
Deposits[3,4]
Personal	3,846	6,024	7,794	6,038	5,195	9,236	11,915	132	389,052	439,232
Banks	5,741	3,056	231	77	10	3	3	12	8,068	17,201
Business and government	14,654	15,307	8,064	7,563	2,623	19,927	46,952	12,492	189,645	317,227
Total deposits	24,241	24,387	16,089	13,678	7,828	29,166	58,870	12,636	586,765	773,660
Acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Obligations related to securities sold short[1]	1,066	1,118	1,127	1,311	883	3,406	11,239	11,869	1,096	33,115
Obligations related to securities sold under repurchase
agreements	39,986	5,315	2,545	540	507	40	40	–	–	48,973
Securitization liabilities at amortized cost	–	141	481	570	1,108	3,989	8,597	3,032	–	17,918
Amounts payable to brokers, dealers, and clients	17,857	–	–	–	–	–	–	–	–	17,857
Insurance-related liabilities	145	216	313	378	372	974	1,891	1,057	1,700	7,046
Other liabilities[5]	2,960	2,247	1,734	276	196	2,535	2,551	808	6,389	19,696
Subordinated notes and debentures	–	–	–	–	–	–	–	10,891	–	10,891
Equity	–	–	–	–	–	–	–	–	74,214	74,214
Total liabilities and equity	$118,445	$57,332	$51,523	$33,595	$25,191	$51,263	$107,182	$62,272	$670,164	$1,176,967
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$80	$159	$237	$235	$232	$896	$2,173	$3,943	$–	$7,955
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	13	26	23	6	6	24	20	–	–	118
Contact center technology	3	5	8	8	8	29	–	–	–	61
Software licensing and equipment maintenance	15	85	30	47	36	127	103	–	–	443
Credit and liquidity commitments
Financial and performance standby letters of credit	841	1,386	3,159	3,006	1,856	3,951	8,405	142	–	22,746
Documentary and commercial letters of credit	24	21	217	68	9	30	67	–	–	436
Commitments to extend credit and liquidity[6,7]	16,582	15,349	9,217	6,405	5,544	15,116	73,544	3,342	2,271	147,370
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	1,180	830	395	923	212	–	–	–	3,540
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in 'over 3 months to 6 months', $2 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $46 million in 'over 2 to 5 years', and $14 million in 'over 5 years'.
6	Includes $131 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 43

securitization and off-balance sheet arrangements

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfer of Financial Assets and Note 10: Structured Entities of the 2016 Annual Report for further details. There have been no changes of substance during the quarter ended April 30, 2017.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at April 30, 2017, the SPE had $2 billion of issued notes outstanding (October 31, 2016 – $4 billion) with a fair value of $2 billion (October 31, 2016 – $4 billion).

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses (ECL) on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank.

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments. The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at April 30, 2017, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2016 Annual Consolidated Financial Statements.

CURRENT CHANGES IN ACCOUNTING POLICIES

There are no new or amended significant accounting policies that are effective for the Bank for the six months ended April 30, 2017.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 44

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The Bank has enhanced its governance framework and has established a dedicated committee to review, challenge, and approve key areas of judgment and assumptions used in forecasting multiple economic scenarios and associated probabilities upon adoption of IFRS 9. The committee will include representation from Risk, Finance and Economics.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Solution Development and Implementation phases are in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9. Potential classification and measurement changes include the reclassification of certain debt securities that are currently measured at FVOCI to an amortized cost category under IFRS 9 as a result of the business model assessment.

Impairment

Expected Credit Loss Model

IFRS 9 introduces a new impairment model based on ECL which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECL will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECL or lifetime ECL depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECL otherwise 12-month ECL are measured, which represent the portion of lifetime ECL that are expected to occur based on default events that are possible within 12 months after the reporting date. IFRS 9 introduces the rebuttable presumption that credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due. The Bank does not expect to rebut this presumption. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECL. The movement between 12-month and lifetime ECL and incorporation of forward-looking information may increase the volatility of provisions across the product groups, under IFRS 9 compared to IAS 39. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECL for performing instruments, Stage 2 – Lifetime ECL for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECL for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39 and the write-off policy is expected to remain the same.

Measurement of Expected Credit Losses

ECL will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECL will be measured over the period the Bank is exposed to credit risk. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant. Examples of relevant macroeconomic factors include unemployment rates, housing price index, interest rates, and gross domestic product.

Probability-weighted multiple scenarios will be considered when determining stage allocation and measuring ECL. IFRS 9 requires ECL to be recognized in a way that reflects an unbiased and probability-weighted amount determined by evaluating a range of possible outcomes. While entities are not expected to consider every possible scenario, the scenarios considered should reflect a representative sample of possible outcomes. When there is a non-linear relationship between the different forward-looking scenarios and the associated change in ECL, using a single forward-looking scenario will not meet the objectives of IFRS 9. Economic forecasts must consider internal and external information and be consistent with the forward-looking information used for other purposes such as budgeting and forecasting. The scenarios must be representative and not biased to extreme scenarios. Parameter coherence is considered in each scenario so that it is realistic. The scenarios considered must take into account key drivers of ECL, particularly non-linearity and asymmetric sensitivities within portfolios to estimate effects of changes in parameters on ECL.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 45

Assessment of Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk will be assessed based on changes in the probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables. ECL will be calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial instrument and discounted to the reporting date.

For non-retail exposures, significant increase in credit risk will be assessed based on changes in the internal risk rating since initial recognition, incorporating relevant forward-looking macroeconomic information. ECL will be calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Similar to IAS 39, ECL for significant non-retail impaired exposures will be measured individually.

Comparison of Regulatory Expected Loss Model and IFRS 9 Expected Credit Loss Model

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including PD, LGD and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward-looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward-looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

Capital Impact

Based on the current regulatory requirements, a negative impact from potential increases in the balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation. Similarly, a positive impact from potential decreases in accounting allowances under IFRS 9 could be partially offset by increases in the deduction from CET1 capital through an increase in the shortfall of allowances to regulatory expected losses. In October 2016, the BCBS issued a discussion paper, "Regulatory treatment of accounting provisions", which provides policy options for long-term regulatory treatment of provisions. In March 2017, the BCBS issued "Regulatory treatment of accounting provisions – interim approach and transitional arrangements". This standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal ratings-based approaches and also provides potential transitional arrangements. The Bank is awaiting final guidance from OSFI as it relates to the BCBS standard.

Scope

The new impairment model will apply to all financial assets measured at amortized cost or FVOCI with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

IFRS 9 Impairment Program

The Bank has defined the functional requirements for the calculation of ECL and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. For the remainder of the year, the Bank will continue to focus on the development, testing and validation of the new impairment models and related processes and controls and assess the quantitative impact of applying an ECL approach by the end of 2017. The Bank is in the process of updating its accounting and risk policies, implementing changes to financial reporting systems and processes, and developing and implementing financial and regulatory disclosures related to IFRS 9.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 46

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank’s annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	April 30	October 31
	2017	2016
ASSETS
Cash and due from banks	$5,271	$3,907
Interest-bearing deposits with banks	54,227	53,714
	59,498	57,621
Trading loans, securities, and other (Note 3)	111,833	99,257
Derivatives (Note 3)	62,674	72,242
Financial assets designated at fair value through profit or loss (Note 3)	3,971	4,283
Available-for-sale securities (Notes 3, 4)	121,992	107,571
	300,470	283,353
Held-to-maturity securities (Note 4)	82,330	84,395
Securities purchased under reverse repurchase agreements	113,834	86,052
Loans (Note 5)
Residential mortgages	217,143	217,336
Consumer instalment and other personal	149,041	144,531
Credit card	32,463	31,914
Business and government	202,672	194,074
Debt securities classified as loans	1,034	1,674
	602,353	589,529
Allowance for loan losses (Note 5)	(3,892)	(3,873)
Loans, net of allowance for loan losses	598,461	585,656
Other
Customers' liability under acceptances	17,002	15,706
Investment in TD Ameritrade (Note 6)	7,281	7,091
Goodwill (Note 7)	16,942	16,662
Other intangibles	2,716	2,639
Land, buildings, equipment, and other depreciable assets	5,461	5,482
Deferred tax assets	2,394	2,084
Amounts receivable from brokers, dealers, and clients	31,188	17,436
Other assets (Note 8)	14,343	12,790
	97,327	79,890
Total assets	$1,251,920	$1,176,967
LIABILITIES
Trading deposits (Notes 3, 9)	$92,958	$79,786
Derivatives (Note 3)	57,353	65,425
Securitization liabilities at fair value (Note 3)	12,824	12,490
Other financial liabilities designated at fair value through profit or loss (Note 3)	6	190
	163,141	157,891
Deposits (Note 9)
Personal	460,096	439,232
Banks	22,689	17,201
Business and government	324,327	317,227
	807,112	773,660
Other
Acceptances	17,002	15,706
Obligations related to securities sold short (Note 3)	32,611	33,115
Obligations related to securities sold under repurchase agreements (Note 3)	74,608	48,973
Securitization liabilities at amortized cost	17,198	17,918
Amounts payable to brokers, dealers, and clients (Note 3)	29,433	17,857
Insurance-related liabilities	6,778	7,046
Other liabilities (Note 10)	19,316	19,696
	196,946	160,311
Subordinated notes and debentures (Note 11)	8,482	10,891
Total liabilities	1,175,681	1,102,753
EQUITY
Shareholders' Equity
Common shares (Note 12)	20,809	20,711
Preferred shares (Note 12)	4,400	4,400
Treasury shares – common (Note 12)	(245)	(31)
Treasury shares – preferred (Note 12)	(7)	(5)
Contributed surplus	200	203
Retained earnings	37,577	35,452
Accumulated other comprehensive income (loss)	11,853	11,834
	74,587	72,564
Non-controlling interests in subsidiaries	1,652	1,650
Total equity	76,239	74,214
Total liabilities and equity	$1,251,920	$1,176,967

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2017	2016	2017	2016
Interest income
Loans	$5,655	$5,297	$11,360	$10,729
Securities
Interest	1,065	904	2,131	1,809
Dividends	360	211	641	456
Deposits with banks	115	58	190	95
	7,195	6,470	14,322	13,089
Interest expense
Deposits	1,553	1,126	3,028	2,224
Securitization liabilities	112	112	223	236
Subordinated notes and debentures	91	96	191	184
Other	330	256	630	518
	2,086	1,590	4,072	3,162
Net interest income	5,109	4,880	10,250	9,927
Non-interest income
Investment and securities services	1,109	1,011	2,222	1,993
Credit fees	284	258	548	509
Net securities gain (loss) (Note 4)	36	1	50	(11)
Trading income (loss)	(288)	97	(75)	138
Service charges	645	631	1,308	1,274
Card services	566	543	1,190	1,139
Insurance revenue	909	924	1,861	1,892
Other income (loss)	103	(86)	239	8
	3,364	3,379	7,343	6,942
Total revenue	8,473	8,259	17,593	16,869
Provision for credit losses (Note 5)	500	584	1,133	1,226
Insurance claims and related expenses	538	530	1,112	1,185
Non-interest expenses
Salaries and employee benefits (Note 14)	2,478	2,323	5,064	4,651
Occupancy, including depreciation	445	453	896	912
Equipment, including depreciation	249	248	491	474
Amortization of other intangibles	175	173	345	348
Marketing and business development	184	182	350	355
Restructuring charges	17	(14)	12	(16)
Brokerage-related fees	82	80	164	161
Professional and advisory services	280	282	569	553
Other	876	1,009	1,792	1,951
	4,786	4,736	9,683	9,389
Income before income taxes and equity in net income of an investment
in TD Ameritrade	2,649	2,409	5,665	5,069
Provision for (recovery of) income taxes	257	466	853	1,012
Equity in net income of an investment in TD Ameritrade (Note 6)	111	109	224	218
Net income	2,503	2,052	5,036	4,275
Preferred dividends	48	37	96	62
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,455	$2,015	$4,940	$4,213
Attributable to:
Common shareholders	$2,427	$1,987	$4,883	$4,156
Non-controlling interests in subsidiaries	28	28	57	57
Earnings per share (dollars) (Note 16)
Basic	$1.31	$1.07	$2.63	$2.24
Diluted	1.31	1.07	2.63	2.24
Dividends per share (dollars)	0.60	0.55	1.15	1.06

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2017	2016	2017	2016
Net income	$2,503	$2,052	$5,036	$4,275
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	296	265	416	2
Reclassification to earnings of net losses (gains) in respect of
available-for-sale securities[2]	(7)	(35)	(34)	(17)
Net change in unrealized foreign currency translation gains (losses) on investments
in foreign operations	3,210	(6,670)	1,303	(2,617)
Reclassification to earnings of net losses (gains) on investment in foreign operations[3]	(9)	–	8	–
Net foreign currency translation gains (losses) from hedging activities in foreign operations[4]	(882)	2,135	(403)	1,016
Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations[5]	6	–	(6)	–
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	1,375	(3,215)	161	(1,286)
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(1,267)	2,742	(1,426)	1,382
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	(354)	(113)	89	(415)
	2,368	(4,891)	108	(1,935)
Comprehensive income (loss) for the period	$4,871	$(2,839)	$5,144	$2,340
Attributable to:
Common shareholders	$4,795	$(2,904)	$4,991	$2,221
Preferred shareholders	48	37	96	62
Non-controlling interests in subsidiaries	28	28	57	57
1	Net of income tax provision of $177 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax provision of $27 million). Net of income tax provision of $228 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax recovery of $29 million).
2	Net of income tax provision of $24 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax recovery of $29 million). Net of income tax provision of $7 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax recovery of $4 million).
3	Net of income tax provision of nil for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax provision of nil). Net of income tax provision of nil for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax provision of nil).
4	Net of income tax recovery of $318 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax provision of $765 million). Net of income tax recovery of $145 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax provision of $363 million).
5	Net of income tax recovery of $3 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax provision of nil). Net of income tax provision of $2 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax provision of nil).
6	Net of income tax provision of $838 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax recovery of $2,063 million). Net of income tax provision of $162 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax recovery of $672 million).
7	Net of income tax provision of $820 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax recovery of $1,877 million). Net of income tax provision of $797 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax recovery of $773 million).
8	Net of income tax recovery of $128 million for the three months ended April 30, 2017 (three months ended April 30, 2016 – net of income tax recovery of $41 million). Net of income tax provision of $32 million for the six months ended April 30, 2017 (six months ended April 30, 2016 – net of income tax recovery of $151 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2017	2016	2017	2016
Common shares (Note 12)
Balance at beginning of period	$20,836	$20,395	$20,711	$20,294
Proceeds from shares issued on exercise of stock options	56	20	103	144
Shares issued as a result of dividend reinvestment plan	84	84	162	165
Purchase of shares for cancellation	(167)	–	(167)	(104)
Balance at end of period	20,809	20,499	20,809	20,499
Preferred shares (Note 12)
Balance at beginning of period	4,400	3,400	4,400	2,700
Issue of shares	–	–	–	700
Balance at end of period	4,400	3,400	4,400	3,400
Treasury shares – common (Note 12)
Balance at beginning of period	(218)	(51)	(31)	(49)
Purchase of shares	(2,312)	(1,405)	(4,790)	(3,019)
Sale of shares	2,285	1,452	4,576	3,064
Balance at end of period	(245)	(4)	(245)	(4)
Treasury shares – preferred (Note 12)
Balance at beginning of period	(5)	(4)	(5)	(3)
Purchase of shares	(41)	(17)	(91)	(34)
Sale of shares	39	17	89	33
Balance at end of period	(7)	(4)	(7)	(4)
Contributed surplus
Balance at beginning of period	206	198	203	214
Net premium (discount) on sale of treasury shares	1	1	8	6
Issuance of stock options, net of options exercised	(5)	(6)	(8)	(28)
Other	(2)	(4)	(3)	(3)
Balance at end of period	200	189	200	189
Retained earnings
Balance at beginning of period	37,330	32,585	35,452	32,053
Net income attributable to shareholders	2,475	2,024	4,979	4,218
Common dividends	(1,113)	(1,017)	(2,134)	(1,963)
Preferred dividends	(48)	(37)	(96)	(62)
Share issue expenses and others	–	–	–	(6)
Net premium on repurchase of common shares and redemption of preferred shares	(713)	–	(713)	(383)
Actuarial gains (losses) on employee benefit plans	(354)	(113)	89	(415)
Balance at end of period	37,577	33,442	37,577	33,442
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	392	(164)	299	81
Other comprehensive income (loss)	289	230	382	(15)
Balance at end of period	681	66	681	66
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,256	11,289	9,679	8,355
Other comprehensive income (loss)	2,325	(4,535)	902	(1,601)
Balance at end of period	10,581	6,754	10,581	6,754
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	483	2,342	1,856	1,773
Other comprehensive income (loss)	108	(473)	(1,265)	96
Balance at end of period	591	1,869	591	1,869
Total	11,853	8,689	11,853	8,689
Non-controlling interests in subsidiaries
Balance at beginning of period	1,622	1,684	1,650	1,610
Net income attributable to non-controlling interests in subsidiaries	28	28	57	57
Other	2	(100)	(55)	(55)
Balance at end of period	1,652	1,612	1,652	1,612
Total equity	$76,239	$67,823	$76,239	$67,823

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2017	2016	2017	2016
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in
TD Ameritrade	$2,760	$2,518	$5,889	$5,287
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	500	584	1,133	1,226
Depreciation	145	156	293	305
Amortization of other intangibles	175	173	345	348
Net securities losses (gains) (Note 4)	(36)	(1)	(50)	11
Equity in net income of an investment in TD Ameritrade (Note 6)	(111)	(109)	(224)	(218)
Deferred taxes	(147)	178	72	57
Changes in operating assets and liabilities
Interest receivable and payable (Notes 8, 10)	(232)	133	(306)	(22)
Securities sold short	2,079	(1,150)	(504)	1,923
Trading loans and securities	(1,572)	8,220	(12,576)	2,017
Loans net of securitization and sales	(14,245)	12,398	(14,736)	(10,777)
Deposits	34,039	(40,056)	46,448	9,934
Derivatives	(2,617)	8,821	1,496	6,411
Financial assets and liabilities designated at fair value through profit or loss	617	266	304	110
Securitization liabilities	302	(612)	(386)	(1,915)
Other	(11,477)	9,149	(9,066)	2,172
Net cash from (used in) operating activities	10,180	668	18,132	16,869
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	15,270	(1,609)	25,635	(3,328)
Issuance of subordinated notes and debentures	–	1,250	–	1,250
Redemption of subordinated notes and debentures (Note 11)	–	–	(2,250)	(1,000)
Common shares issued (Note 12)	47	13	86	116
Preferred shares issued (Note 12)	–	–	–	694
Repurchase of common shares (Note 12)	(880)	–	(880)	(487)
Sale of treasury shares (Note 12)	2,325	1,470	4,673	3,103
Purchase of treasury shares (Note 12)	(2,353)	(1,422)	(4,881)	(3,053)
Dividends paid	(1,077)	(970)	(2,068)	(1,860)
Distributions to non-controlling interests in subsidiaries	(28)	(28)	(57)	(57)
Net cash from (used in) financing activities	13,304	(1,296)	20,258	(4,622)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	211	961	(513)	(5,295)
Activities in available-for-sale securities (Note 4)
Purchases	(13,332)	(12,688)	(29,658)	(22,818)
Proceeds from maturities	7,576	6,388	15,156	14,396
Proceeds from sales	1,262	1,742	2,271	1,930
Activities in held-to-maturity securities (Note 4)
Purchases	(6,001)	(5,917)	(13,046)	(9,668)
Proceeds from maturities	5,828	2,887	15,648	5,716
Proceeds from sales	–	–	452	–
Activities in debt securities classified as loans
Purchases	(17)	(27)	(30)	(36)
Proceeds from maturities	67	223	233	349
Proceeds from sales	23	–	473	1
Net purchases of land, building, equipment, and other depreciable assets	(251)	241	(272)	(151)
Changes in securities purchased under reverse repurchase agreements	(17,445)	7,121	(27,782)	3,544
Net cash from (used in) investing activities	(22,079)	931	(37,068)	(12,032)
Effect of exchange rate changes on cash and due from banks	118	(215)	42	(77)
Net increase (decrease) in cash and due from banks	1,523	88	1,364	138
Cash and due from banks at beginning of period	3,748	3,204	3,907	3,154
Cash and due from banks at end of period	$5,271	$3,292	$5,271	$3,292
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$619	$97	$1,399	$382
Amount of interest paid during the period	2,056	1,492	4,116	3,134
Amount of interest received during the period	6,573	6,294	13,419	12,583
Amount of dividends received during the period	298	164	538	438

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 52

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2016 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and six months ended April 30, 2017, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on May 24, 2017.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2016 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2016 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

There are no new or amended significant accounting policies that are effective for the Bank for the six months ended April 30, 2017.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 53

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank’s annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost. The fair value of assets and liabilities subsequently not measured at fair value include most loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and six months ended April 30, 2017. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 54

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	April 30, 2017		October 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$5,271	$5,271	$3,907	$3,907
Interest-bearing deposits with banks	54,227	54,227	53,714	53,714
Held-to-maturity securities[1]
Government and government-related securities	50,961	51,204	51,290	51,855
Other debt securities	31,369	31,279	33,105	33,135
Total held-to-maturity securities	82,330	82,483	84,395	84,990
Securities purchased under reverse repurchase agreements	112,264	112,264	84,324	84,324
Loans	597,597	600,642	584,243	589,080
Debt securities classified as loans	864	1,028	1,413	1,678
Total loans	598,461	601,670	585,656	590,758
Other
Customers' liability under acceptances	17,002	17,002	15,706	15,706
Amounts receivable from brokers, dealers, and clients	31,188	31,188	17,436	17,436
Other assets	4,998	4,998	4,352	4,352
Total assets not carried at fair value	$905,741	$909,103	$849,490	$855,187

FINANCIAL LIABILITIES
Deposits	$807,112	$809,072	$773,660	$776,161
Acceptances	17,002	17,002	15,706	15,706
Obligations related to securities sold under repurchase agreements	72,426	72,426	45,316	45,316
Securitization liabilities at amortized cost	17,198	17,475	17,918	18,276
Amounts payable to brokers, dealers, and clients	29,433	29,433	17,857	17,857
Other liabilities	9,905	9,939	9,229	9,288
Subordinated notes and debentures	8,482	9,110	10,891	11,331
Total liabilities not carried at fair value	$961,558	$964,457	$890,577	$893,935
1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three and six months ended April 30, 2017. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the 2016 Annual Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 55

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2017, and October 31, 2016.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			April 30, 2017				October 31, 2016
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$497	$7,617	$27	$8,141	$70	$9,978	$34	$10,082
Provinces	–	5,951	7	5,958	–	5,678	–	5,678
U.S. federal, state, municipal governments,
and agencies debt	–	18,502	–	18,502	724	17,246	–	17,970
Other OECD government guaranteed debt	–	3,011	37	3,048	–	4,424	73	4,497
Mortgage-backed securities	–	2,060	–	2,060	–	1,472	–	1,472
Other debt securities
Canadian issuers	–	3,095	17	3,112	–	2,697	15	2,712
Other issuers	–	7,790	160	7,950	–	7,572	148	7,720
Equity securities
Common shares	39,220	220	–	39,440	29,054	96	65	29,215
Preferred shares	55	48	–	103	27	–	–	27
Trading loans	–	11,765	–	11,765	–	11,606	–	11,606
Commodities	11,544	183	–	11,727	8,071	176	–	8,247
Retained interests	–	–	27	27	–	–	31	31
	51,316	60,242	275	111,833	37,946	60,945	366	99,257
Derivatives
Interest rate contracts	8	18,894	–	18,902	4	27,364	–	27,368
Foreign exchange contracts	56	40,799	5	40,860	44	41,828	9	41,881
Credit contracts	–	14	–	14	–	–	–	–
Equity contracts	–	1,305	762	2,067	–	1,391	729	2,120
Commodity contracts	103	724	4	831	51	816	6	873
	167	61,736	771	62,674	99	71,399	744	72,242
Financial assets designated at
fair value through profit or loss
Securities[2]	230	3,635	106	3,971	80	4,046	157	4,283
Loans	–	–	–	–	–	–	–	–
	230	3,635	106	3,971	80	4,046	157	4,283
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	15,058	–	15,058	–	14,717	–	14,717
Provinces	–	8,031	–	8,031	–	7,851	–	7,851
U.S. federal, state, municipal governments,
and agencies debt	–	39,004	–	39,004	–	34,473	–	34,473
Other OECD government guaranteed debt	–	17,976	6	17,982	–	15,503	6	15,509
Mortgage-backed securities	–	8,258	–	8,258	–	4,949	–	4,949
Other debt securities
Asset-backed securities	–	22,461	–	22,461	–	18,593	–	18,593
Non-agency collateralized mortgage obligation portfolio	–	824	–	824	–	625	–	625
Corporate and other debt	–	7,618	20	7,638	–	8,266	20	8,286
Equity securities
Common shares[3,4]	354	160	1,644	2,158	231	223	1,594	2,048
Preferred shares	171	–	109	280	88	–	98	186
Debt securities reclassified from trading	–	10	281	291	–	49	279	328
	525	119,400	2,060	121,985	319	105,249	1,997	107,565
Securities purchased under reverse
repurchase agreements	–	1,570	–	1,570	–	1,728	–	1,728
FINANCIAL LIABILITIES
Trading deposits	$–	$90,467	$2,491	$92,958	$–	$77,572	$2,214	$79,786
Derivatives
Interest rate contracts	13	15,759	81	15,853	3	22,092	95	22,190
Foreign exchange contracts	25	37,463	4	37,492	16	39,535	5	39,556
Credit contracts	–	240	–	240	–	257	–	257
Equity contracts	–	1,454	1,545	2,999	–	1,351	1,408	2,759
Commodity contracts	79	685	5	769	75	587	1	663
	117	55,601	1,635	57,353	94	63,822	1,509	65,425
Securitization liabilities at fair value	–	12,824	–	12,824	–	12,490	–	12,490
Other financial liabilities designated
at fair value through profit or loss	–	1	5	6	–	177	13	190
Obligations related to securities sold short[2]	1,354	31,257	–	32,611	1,396	31,705	14	33,115
Obligations related to securities sold
under repurchase agreements	–	2,182	–	2,182	–	3,657	–	3,657
1	Fair value is the same as carrying value.
2	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
3	As at April 30, 2017, the carrying values of certain available-for-sale equity securities of $7 million (October 31, 2016 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
4	As at April 30, 2017, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2016 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 56

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2017 and April 30, 2016.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 57

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and six months ended April 30.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2017	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$26	$1	$–	$–	$–	$–	$–	$–	$27	$1
Provinces	–	–	–	–	–	–	7	–	7	–
Other OECD government
guaranteed debt	64	3	–	3	–	(27)	20	(26)	37	2
Other debt securities
Canadian issuers	21	1	–	–	–	(10)	5	–	17	1
Other issuers	128	3	–	157	–	(162)	55	(21)	160	5
Equity securities
Common shares	48	–	–	–	–	(48)	–	–	–	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	29	–	–	–	–	(2)	–	–	27	–
	316	8	–	160	–	(249)	87	(47)	275	9
Financial assets designated
at fair value through
profit or loss
Securities	140	2	–	1	–	(37)	–	–	106	2
Loans	–	–	–	–	–	–	–	–	–	–
	140	2	–	1	–	(37)	–	–	106	2
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	–	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	–	–	–	–	–	–	–	20	–
Equity securities
Common shares	1,573	(5)	10	15	–	51	–	–	1,644	10
Preferred shares	107	6	2	4	–	(10)	–	–	109	2
Debt securities reclassified
from trading	255	18	8	–	–	–	–	–	281	8
	$1,961	$19	$20	$19	$–	$41	$–	$–	$2,060	$20

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2017	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$2,265	$50	$–	$(144)	$433	$(108)	$–	$(5)	$2,491	$65
Derivatives[6]
Interest rate contracts	77	4	–	–	–	–	–	–	81	6
Foreign exchange contracts	(4)	4	–	–	–	(2)	1	–	(1)	–
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	810	(11)	–	(20)	55	(51)	–	–	783	(11)
Commodity contracts	(1)	2	–	–	–	–	–	–	1	2
	882	(1)	–	(20)	55	(53)	1	–	864	(3)
Other financial liabilities
designated at fair value
through profit or loss	11	(20)	–	–	27	(13)	–	–	5	(15)
Obligations related to
securities sold short	25	–	–	(25)	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6	As at April 30, 2017, consists of derivative assets of $0.8 billion (February 1, 2017 – $0.8 billion) and derivative liabilities of $1.6 billion (February 1, 2017 – $1.7 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(2)	$–	$3	$–	$(8)	$–	$–	$27	$(3)
Provinces	–	–	–	–	–	–	7	–	7	–
Other OECD government
guaranteed debt	73	6	–	16	–	(44)	20	(34)	37	1
Other debt securities
Canadian issuers	15	–	–	–	–	(1)	5	(2)	17	–
Other issuers	148	5	–	214	–	(263)	93	(37)	160	–
Equity securities
Common shares	65	–	–	–	–	(65)	–	–	–	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	31	–	–	–	–	(4)	–	–	27	–
	366	9	–	233	–	(385)	125	(73)	275	(2)
Financial assets designated
at fair value through
profit or loss
Securities	157	(1)	–	4	–	(54)	–	–	106	(1)
Loans	–	–	–	–	–	–	–	–	–	–
	157	(1)	–	4	–	(54)	–	–	106	(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	–	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	–	–	–	–	–	–	–	20	–
Equity securities
Common shares	1,594	1	16	39	–	(6)	–	–	1,644	16
Preferred shares	98	6	12	4	–	(11)	–	–	109	12
Debt securities reclassified
from trading	279	8	(3)	–	–	(2)	–	(1)	281	8
	$1,997	$15	$25	$43	$–	$(19)	$–	$(1)	$2,060	$36

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,214	$119	$–	$(495)	$859	$(234)	$33	$(5)	$2,491	$115
Derivatives[5]
Interest rate contracts	95	(13)	–	–	–	(1)	–	–	81	(9)
Foreign exchange contracts	(4)	6	–	–	–	(2)	(1)	–	(1)	–
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	679	141	–	(41)	104	(100)	–	–	783	143
Commodity contracts	(5)	2	–	–	–	3	–	1	1	2
	765	136	–	(41)	104	(100)	(1)	1	864	136
Other financial liabilities
designated at fair value
through profit or loss	13	10	–	–	53	(71)	–	–	5	–
Obligations related to
securities sold short	$14	$–	$–	$(14)	$–	$–	$–	$–	$–	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at April 30, 2017, consists of derivative assets of $0.8 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.6 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$64	$1	$–	$–	$–	$(8)	$–	$–	$57	$(7)
Other OECD government
guaranteed debt	1	–	–	–	–	–	–	(1)	–	–
Other debt securities
Canadian issuers	22	–	–	–	–	(9)	–	–	13	–
Other issuers	261	3	–	36	–	(54)	189	(191)	244	(2)
Equity securities
Common shares	3	–	–	5	–	(3)	–	–	5	–
Preferred shares	26	–	–	1	–	(26)	–	–	1	–
Retained interests	36	–	–	–	–	(2)	–	–	34	–
	413	4	–	42	–	(102)	189	(192)	354	(9)
Financial assets designated
at fair value through
profit or loss
Securities	$90	$(1)	$–	$1	$–	$–	$–	$–	$90	$(1)
	90	(1)	–	1	–	–	–	–	90	(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	78	–	(9)	–	–	(1)	3	(51)	20	(4)
Equity securities
Common shares	1,656	6	(6)	13	–	(169)	–	–	1,500	(6)
Preferred shares	82	–	2	5	–	–	–	–	89	2
Debt securities reclassified
from trading	287	8	(21)	–	–	(2)	–	(19)	253	(21)
	$2,110	$14	$(34)	$18	$–	$(172)	$3	$(70)	$1,869	$(29)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$1,957	$91	$–	$(75)	$287	$(51)	$–	$–	$2,209	$115
Derivatives[5]
Interest rate contracts	86	2	–	–	–	(5)	–	–	83	–
Foreign exchange contracts	(10)	(1)	–	–	–	3	–	–	(8)	(6)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	363	96	–	(31)	70	(22)	1	–	477	99
Commodity contracts	1	(2)	–	–	–	(2)	(1)	–	(4)	(2)
	440	95	–	(31)	70	(26)	–	–	548	91
Other financial liabilities
designated at fair value
through profit or loss	5	2	–	–	34	(18)	–	–	23	9
Obligations related to
securities sold short	$18	$–	$–	$(18)	$–	$4	$–	$–	$4	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at April 30, 2016, consists of derivative assets of $0.7 billion (February 1, 2016 – $0.5 billion) and derivative liabilities of $1.2 billion (February 1, 2016 – $1.0 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$1	$–	$39	$–	$(7)	$–	$–	$57	$(5)
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(6)	–	–
Other debt securities
Canadian issuers	57	–	–	8	–	(52)	1	(1)	13	–
Other issuers	191	6	–	69	–	(88)	301	(235)	244	–
Equity securities
Common shares	186	–	–	8	–	(189)	–	–	5	–
Preferred shares	5	–	–	27	–	(31)	–	–	1	–
Retained interests	38	–	–	–	–	(4)	–	–	34	–
	506	7	–	152	–	(371)	302	(242)	354	(5)
Financial assets designated
at fair value through
profit or loss
Securities	–	(1)	–	91	–	–	–	–	90	(1)
	–	(1)	–	91	–	–	–	–	90	(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	2	(2)	–	–	(6)	3	(124)	20	(4)
Equity securities
Common shares	1,575	30	(27)	36	–	(114)	–	–	1,500	(19)
Preferred shares	94	(17)	6	6	–	–	–	–	89	6
Debt securities reclassified
from trading	282	15	(6)	–	–	(3)	–	(35)	253	(21)
	$2,606	$30	$(29)	$42	$–	$(624)	$3	$(159)	$1,869	$(38)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$1,880	$59	$–	$(141)	$529	$(106)	$(12)	$–	$2,209	$83
Derivatives[5]
Interest rate contracts	88	(1)	–	–	–	(4)	–	–	83	(1)
Foreign exchange contracts	(1)	(9)	–	–	–	2	–	–	(8)	(7)
Credit contracts	(4)	3	–	–	–	1	–	–	–	4
Equity contracts	397	80	–	(57)	125	(69)	1	–	477	81
Commodity contracts	3	3	–	–	–	(8)	(2)	–	(4)	(2)
	483	76	–	(57)	125	(78)	(1)	–	548	75
Other financial liabilities
designated at fair value
through profit or loss	13	(16)	–	–	55	(29)	–	–	23	(4)
Obligations related to
securities sold short	$59	$–	$–	$(78)	$–	$23	$–	$–	$4	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
5	As at April 30, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.2 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 61

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Interim Consolidated Statement of Income. The unrealized gain or loss on securities designated at fair value through profit or loss is recognized on the Interim Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. The contractual maturity amounts for the deposits designated at fair value through profit or loss were not significantly more than the carrying amount as at April 30, 2017 and October 31, 2016. As at April 30, 2017 and October 31, 2016, the respective fair value of deposits designated at fair value through profit or loss include insignificant amounts of the Bank's own credit risk. Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and six months ended April 30, 2017, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $26 million and $(86) million, respectively (three and six months ended April 30, 2016 – $(41) million and $(46) million, respectively).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

The fair value of the reclassified debt securities was $291 million as at April 30, 2017 (October 31, 2016 – $328 million). For the three and six months ended April 30, 2017, net interest income of $3 million and $6 million after tax, respectively (three and six months ended April 30, 2016 – $5 million and $11 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended April 30, 2017, of $11 million after tax and the decrease in fair value of these securities during the six months ended April 30, 2017, of $2 million after tax, respectively (three and six months ended April 30, 2016 – increase of $5 million and $2 million after tax, respectively) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three months ended April 30, 2017, of $11 million after tax and a decrease in net income for the six months ended April 30, 2017, of $2 million after tax (three and six months ended April 30, 2016 – increase in net income of $5 million and $2 million after tax, respectively).

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		April 30, 2017		October 31, 2016		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$878	$873	$1,618	$1,605	1.8%	$11,341
September 23, 2013	9,854	6,428	6,392	7,022	6,934	1.9	10,742
November 1, 2013	21,597	17,127	17,121	20,339	20,401	1.1	24,519
Other reclassifications[1]	8,342	8,256	8,349	8,607	8,577	2.5	9,490
1	Represents reclassifications completed during the years ended October 31, 2016 and October 31, 2015.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 62

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been an increase of $38 million and a decrease of $92 million, respectively, during the three and six months ended April 30, 2017 (three and six months ended April 30, 2016 – an increase of $103 million and $101 million, respectively). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Net interest income[1]	$143	$152	$293	$309
Provision for (recovery of) income taxes	55	58	113	117
Net income	$88	$94	$180	$192
1	Includes amortization of net unrealized loss of $4 million and $6 million, respectively, during the three and six months ended April 30, 2017 (three and six months ended April 30, 2016 – net unrealized gains of $5 million and $14 million, respectively), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at April 30, 2017, and October 31, 2016.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			April 30, 2017				October 31, 2016
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value[2]	cost[1]	gains	(losses)	value[2]
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$15,015	$54	$(11)	$15,058	$14,671	$62	$(16)	$14,717
Provinces	8,008	37	(14)	8,031	7,871	29	(49)	7,851
U.S. federal, state, municipal governments, and
agencies debt	38,663	389	(48)	39,004	34,377	176	(80)	34,473
Other OECD government guaranteed debt	17,928	80	(26)	17,982	15,574	13	(78)	15,509
Mortgage-backed securities	8,214	49	(5)	8,258	4,916	37	(4)	4,949
	87,828	609	(104)	88,333	77,409	317	(227)	77,499
Other debt securities
Asset-backed securities	22,421	105	(65)	22,461	18,665	57	(129)	18,593
Non-agency collateralized mortgage obligation
portfolio	820	4	–	824	624	1	–	625
Corporate and other debt	7,580	71	(13)	7,638	8,229	83	(26)	8,286
	30,821	180	(78)	30,923	27,518	141	(155)	27,504
Equity securities
Common shares	1,989	190	(14)	2,165	1,934	134	(14)	2,054
Preferred shares	232	48	–	280	168	18	–	186
	2,221	238	(14)	2,445	2,102	152	(14)	2,240
Debt securities reclassified from trading	268	23	–	291	301	27	–	328
Total available-for-sale securities	$121,138	$1,050	$(196)	$121,992	$107,330	$637	$(396)	$107,571
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at April 30, 2017, the carrying values of certain available-for-sale equity securities of $7 million (October 31, 2016 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are included in the table above.

Securities Gains (Losses)

During the three and six months ended April 30, 2017, the net realized gains (losses) on available-for-sale securities were $46 million and $68 million, respectively (three and six months ended April 30, 2016 – $4 million and $13 million, respectively) and on held-to-maturity securities were nil and $(8) million, respectively (three and six months ended April 30, 2016 – nil). The Bank did not sell any held-to-maturity securities during the three months ended April 30, 2017 and April 30, 2016. During the six months ended April 30, 2017, the Bank sold certain held-to-maturity securities with an amortized cost of $460 million (six months ended April 30, 2016 - nil), due to significant external credit ratings deterioration, resulting in a significant increase in the Bank's risk-weighted assets. Impairment losses on available-for-sale securities for the three and six months ended April 30, 2017, were $10 million and $10 million, respectively (three and six months ended April 30, 2016 – $3 million and $24 million, respectively). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-For-Sale section of this Note.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 63

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans

								As at April 30, 2017
Residential mortgages[3,4,5]	$213,327	$2,621	$845	$216,793	$–	$41	$43	$84	$216,709
Consumer instalment and other personal[6]	140,782	6,823	1,353	148,958	–	138	667	805	148,153
Credit card	30,297	1,775	391	32,463	–	314	1,005	1,319	31,144
Business and government[3,4,5]	200,187	1,378	701	202,266	143	30	1,288	1,461	200,805
	$584,593	$12,597	$3,290	$600,480	$143	$523	$3,003	$3,669	$596,811
Debt securities classified as loans				1,034	134	–	35	169	865
Acquired credit-impaired loans				839	3	51	–	54	785
Total				$602,353	$280	$574	$3,038	$3,892	$598,461

								As at October 31, 2016
Residential mortgages[3,4,5]	$213,586	$2,523	$852	$216,961	$–	$49	$48	$97	$216,864
Consumer instalment and other personal[6]	136,650	6,390	1,392	144,432	–	166	656	822	143,610
Credit card	29,715	1,825	374	31,914	–	290	924	1,214	30,700
Business and government[3,4,5]	191,229	1,454	891	193,574	189	30	1,198	1,417	192,157
	$571,180	$12,192	$3,509	$586,881	$189	$535	$2,826	$3,550	$583,331
Debt securities classified as loans				1,674	206	–	55	261	1,413
Acquired credit-impaired loans				974	4	58	–	62	912
Total				$589,529	$399	$593	$2,881	$3,873	$585,656
1	Excludes allowance for off-balance sheet positions.
2	As at April 30, 2017, impaired loans exclude $0.6 billion (October 31, 2016 – $1.1 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $12 billion as at April 30, 2017 (October 31, 2016 – $12 billion), and amortized cost of $11 billion as at April 30, 2017 (October 31, 2016 – $11 billion).
4	Includes insured mortgages of $112 billion as at April 30, 2017 (October 31, 2016 – $118 billion).
5	As at April 30, 2017, impaired loans with a balance of $151 million did not have a related allowance for loan losses (October 31, 2016 – $448 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $17 billion as at April 30, 2017 (October 31, 2016 – $18 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $110 million as at April 30, 2017 (October 31, 2016 – $106 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 64

The changes to the Bank's allowance for credit losses, as at and for the six months ended April 30, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	April 30
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(48)	$(32)	$36	$–	$(2)	$143
Debt securities classified as loans	206	(5)	(5)	–	(63)	1	134
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(53)	(37)	36	(63)	(1)	277
Acquired credit-impaired loans[1,2]	4	(3)	–	12	–	(10)	3
Total counterparty-specific allowance	399	(56)	(37)	48	(63)	(11)	280
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	7	(20)	5	–	–	41
Consumer instalment and other personal	166	377	(545)	139	–	1	138
Credit card	290	589	(690)	121	–	4	314
Business and government	30	31	(46)	14	–	1	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	535	1,004	(1,301)	279	–	6	523
Acquired credit-impaired loans[1,2]	58	(13)	(1)	2	–	5	51
Total collectively assessed allowance for
individually insignificant impaired loans	593	991	(1,302)	281	–	11	574
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(6)	–	–	–	1	43
Consumer instalment and other personal	685	9	–	–	–	5	699
Credit card	1,169	106	–	–	–	13	1,288
Business and government	1,424	88	–	–	–	20	1,532
Debt securities classified as loans	55	1	–	–	(20)	(1)	35
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	198	–	–	(20)	38	3,597
Allowance for credit losses
Residential mortgages	97	1	(20)	5	–	1	84
Consumer instalment and other personal	851	386	(545)	139	–	6	837
Credit card	1,459	695	(690)	121	–	17	1,602
Business and government	1,643	71	(78)	50	–	19	1,705
Debt securities classified as loans	261	(4)	(5)	–	(83)	–	169
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	1,149	(1,338)	315	(83)	43	4,397
Acquired credit-impaired loans[1,2]	62	(16)	(1)	14	–	(5)	54
Total allowance for credit losses	4,373	1,133	(1,339)	329	(83)	38	4,451
Less: Allowance for off-balance sheet positions[3]	500	53	–	–	–	6	559
Allowance for loan losses	$3,873	$1,080	$(1,339)	$329	$(83)	$32	$3,892
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	April 30
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$57	$(34)	$26	$–	$(4)	$201
Debt securities classified as loans	207	7	(6)	–	–	(9)	199
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	64	(40)	26	–	(13)	400
Acquired credit-impaired loans[1,2]	6	(4)	–	9	–	(6)	5
Total counterparty-specific allowance	369	60	(40)	35	–	(19)	405
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	1	(20)	5	–	–	33
Consumer instalment and other personal	136	346	(471)	132	–	(4)	139
Credit card	217	515	(589)	128	–	(13)	258
Business and government	28	30	(49)	19	–	–	28
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	892	(1,129)	284	–	(17)	458
Acquired credit-impaired loans[1,2]	77	(12)	(2)	4	–	(1)	66
Total collectively assessed allowance for
individually insignificant impaired loans	505	880	(1,131)	288	–	(18)	524
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	16	–	–	–	(3)	71
Consumer instalment and other personal	657	52	–	–	–	(14)	695
Credit card	1,029	61	–	–	–	(22)	1,068
Business and government	1,072	162	–	–	–	(38)	1,196
Debt securities classified as loans	57	(5)	–	–	–	(2)	50
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	286	–	–	–	(79)	3,080
Allowance for credit losses
Residential mortgages	105	17	(20)	5	–	(3)	104
Consumer instalment and other personal	793	398	(471)	132	–	(18)	834
Credit card	1,246	576	(589)	128	–	(35)	1,326
Business and government	1,256	249	(83)	45	–	(42)	1,425
Debt securities classified as loans	264	2	(6)	–	–	(11)	249
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	1,242	(1,169)	310	–	(109)	3,938
Acquired credit-impaired loans[1,2]	83	(16)	(2)	13	–	(7)	71
Total allowance for credit losses	3,747	1,226	(1,171)	323	–	(116)	4,009
Less: Allowance for off-balance sheet positions[3]	313	93	–	–	–	(13)	393
Allowance for loan losses	$3,434	$1,133	$(1,171)	$323	$–	$(103)	$3,616
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at April 30, 2017 and October 31, 2016.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	April 30, 2017				October 31, 2016
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$2,072	$427	$122	$2,621	$1,876	$486	$161	$2,523
Consumer instalment and other personal	5,908	706	209	6,823	5,364	812	214	6,390
Credit card	1,289	294	192	1,775	1,340	303	182	1,825
Business and government	1,226	95	57	1,378	1,270	138	46	1,454
Total	$10,495	$1,522	$580	$12,597	$9,850	$1,739	$603	$12,192
1	Excludes all ACI loans and debt securities classified as loans.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 66

COLLATERAL

As at April 30, 2017, the fair value of financial collateral held against loans that were past due but not impaired was $372 million (October 31, 2016 – $455 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans contain commercial, retail, and FDIC covered loans originating from the South Financial and FDIC-assisted acquisitions. At acquisition date, outstanding unpaid principal balances were $6.3 billion and $2.1 billion, respectively, and related fair values were $5.6 billion and $1.9 billion, respectively.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	April 30	October 31
	2017	2016
FDIC-assisted acquisitions
Unpaid principal balance[1]	$448	$508
Credit related fair value adjustments[2]	(12)	(11)
Interest rate and other related premium/(discount)	(15)	(17)
Carrying value	421	480
Counterparty-specific allowance[3]	(1)	(1)
Allowance for individually insignificant impaired loans[3]	(31)	(35)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	389	444
South Financial
Unpaid principal balance[1]	451	529
Credit related fair value adjustments[2]	(15)	(15)
Interest rate and other related premium/(discount)	(18)	(20)
Carrying value	418	494
Counterparty-specific allowance[3]	(2)	(3)
Allowance for individually insignificant impaired loans[3]	(20)	(23)
Carrying value net of related allowance – South Financial	396	468
Total carrying value net of related allowance – Acquired credit-impaired loans	$785	$912
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC COVERED LOANS

As at April 30, 2017, the balance of FDIC covered loans was $421 million (October 31, 2016 – $480 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at April 30, 2017, the balance of indemnification assets was $20 million (October 31, 2016 – $22 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at April 30, 2017, the Bank's reported investment in TD Ameritrade was 42.21% (October 31, 2016 – 42.38%) of the outstanding shares of TD Ameritrade with a fair value of $12 billion (US$9 billion) (October 31, 2016 – $10 billion (US$8 billion)) based on the closing price of US$38.27 (October 31, 2016 – US$34.21) on the New York Stock Exchange.

During the six months ended April 30, 2017, TD Ameritrade repurchased nil shares (for the year ended October 31, 2016 – 12.0 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the six months ended April 30, 2017 and April 30, 2016, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Pursuant to its pre-emptive rights and subject to any required regulatory approval, the Bank intends to purchase US$400 million in new common equity from TD Ameritrade in connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade). As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%. Refer to the "Financial Results Overview – Significant Events in 2016" section of the 2016 MD&A for a discussion of the announced acquisition of Scottrade Bank.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 67

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	March 31	September 30
	2017	2016
Assets
Receivables from brokers, dealers, and clearing organizations	$1,503	$1,596
Receivables from clients, net	16,429	16,014
Other assets, net	21,878	21,038
Total assets	$39,810	$38,648
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,572	$2,736
Payable to clients	26,260	25,555
Other liabilities	3,710	3,583
Total liabilities	32,542	31,874
Stockholders' equity[2]	7,268	6,774
Total liabilities and stockholders' equity	$39,810	$38,648
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	March 31	March 31	March 31	March 31
	2017	2016	2017	2016
Revenues
Net interest revenue	$204	$202	$405	$408
Fee-based and other revenue	992	962	1,937	1,840
Total revenues	1,196	1,164	2,342	2,248
Operating expenses
Employee compensation and benefits	303	286	588	554
Other	419	406	809	764
Total operating expenses	722	692	1,397	1,318
Other expense (income)	19	18	38	34
Pre-tax income	455	454	907	896
Provision for income taxes	172	172	336	331
Net income[1]	$283	$282	$571	$565
Earnings per share – basic (dollars)	$0.54	$0.53	$1.08	$1.06
Earnings per share – diluted (dollars)	0.53	0.53	1.08	1.05
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 7: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2015	$2,369	$13,818	$150	$16,337
Impairment losses	(52)	–	–	(52)
Foreign currency translation adjustments and other	20	357	–	377
Carrying amount of goodwill as at October 31, 2016	2,337	14,175	150	16,662
Arising during the period	–	–	10	10
Impairment losses	–	–	–	–
Foreign currency translation adjustments and other	16	254	–	270
Carrying amount of goodwill as at April 30, 2017	$2,353	$14,429	$160	$16,942
1	Goodwill predominantly relates to U.S. personal and commercial banking.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 68

NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	April 30	October 31
	2017	2016
Accounts receivable and other items	$8,684	$8,092
Accrued interest	1,896	1,634
Current income tax receivable	1,185	389
Defined benefit asset	11	11
Insurance-related assets, excluding investments	1,592	1,758
Prepaid expenses	975	906
Total	$14,343	$12,790

NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2017, was $254 billion (October 31, 2016 – $231 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							April 30	October 31
	By Type			By Country			2017	2016
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$15,517	$394,184	$50,395	$211,811	$246,970	$1,315	$460,096	$439,232
Banks[1]	10,426	96	12,167	13,994	635	8,060	22,689	17,201
Business and government[2]	74,295	116,446	133,586	226,444	93,105	4,778	324,327	317,227
Designated at fair value
through profit or loss[3]	–	–	–	–	–	–	–	176
Trading[1]	–	–	92,958	7,575	67,047	18,336	92,958	79,786
Total	$100,238	$510,726	$289,106	$459,824	$407,757	$32,489	$900,070	$853,622
Non-interest-bearing deposits
included above
In domestic offices							$38,355	$35,401
In foreign offices							54,893	53,089
Interest-bearing deposits
included above
In domestic offices							421,469	409,657
In foreign offices							383,695	355,456
U.S. federal funds deposited[1]							1,658	19
Total[2,4]							$900,070	$853,622
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at April 30, 2017, includes $30 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2016 – $29 billion) and $2 billion (October 31, 2016 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at April 30, 2017, includes deposits of $512 billion (October 31, 2016 – $474 billion) denominated in U.S. dollars and $45 billion (October 31, 2016 – $48 billion) denominated in other foreign currencies.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 69

NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	April 30	October 31
	2017	2016
Accounts payable, accrued expenses, and other items	$5,467	$4,401
Accrued interest	916	960
Accrued salaries and employee benefits	2,306	2,829
Cheques and other items in transit	1,115	1,598
Current income tax payable	79	58
Deferred tax liabilities	346	345
Defined benefit liability	2,879	3,011
Liabilities related to structured entities	5,192	5,469
Provisions	1,016	1,025
Total	$19,316	$19,696

NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

On December 14, 2016 (the "Redemption Date"), the Bank redeemed all of its outstanding $2.25 billion 4.779% subordinated debentures due December 14, 2105, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

NOTE 12: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at April 30, 2017, and October 31, 2016.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	April 30, 2017		October 31, 2016
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,857.6	$20,711	1,856.2	$20,294
Proceeds from shares issued on exercise of stock options	2.2	103	4.9	186
Shares issued as a result of dividend reinvestment plan	2.4	162	6.0	335
Purchase of shares for cancellation	(15.0)	(167)	(9.5)	(104)
Balance as at end of period – common shares	1,847.2	$20,809	1,857.6	$20,711
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1]	28.0	700	28.0	700
Series 14[1]	40.0	1,000	40.0	1,000
Balance as at end of period – preferred shares	176.0	$4,400	176.0	$4,400
Treasury shares – common[2]
Balance as at beginning of year	0.4	$(31)	1.1	$(49)
Purchase of shares	74.1	(4,790)	104.9	(5,769)
Sale of shares	(70.7)	4,576	(105.6)	5,787
Balance as at end of period – treasury shares – common	3.8	$(245)	0.4	$(31)
Treasury shares – preferred[2]
Balance as at beginning of year	0.2	$(5)	0.1	$(3)
Purchase of shares	3.9	(91)	5.1	(115)
Sale of shares	(3.8)	89	(5.0)	113
Balance as at end of period – treasury shares – preferred	0.3	$(7)	0.2	$(5)
1	Non-viability contingent capital (NVCC) Series 1, 3, 5, 7, 9, 11, 12, and 14 Preferred Shares qualify as regulatory capital under OSFI's capital adequacy requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, and 200 million, respectively.
2	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 70

Normal Course Issuer Bid

On March 16, 2017, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

NOTE 13: SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2017, the net compensation expense for stock option awards was $4.3 million and $9.3 million, respectively (three and six months ended April 30, 2016 – $1.3 million and nil, respectively).

During the three months ended April 30, 2017 and April 30, 2016, there were no stock options granted. During the six months ended April 30, 2017, 2.0 million stock options (six months ended April 30, 2016 – 2.5 million stock options) were granted by the Bank with a weighted-average fair value of $5.81 per stock option (April 30, 2016 – $4.93 per stock option).

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the six months ended
	April 30	April 30
	2017	2016
Risk-free interest rate	1.24%	1.00%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	14.92%	15.82%
Expected dividend yield	3.47%	3.45%
Exercise price/share price	$65.75	$53.15
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and six months ended April 30.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2017	2016	2017	2016	2017	2016
Net employee benefits expense
Service cost – benefits earned	$110	$83	$4	$4	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	6	(1)	4	5	7	8
Past service cost (credit)	–	–	–	–	–	–
Defined benefit administrative expenses	3	2	–	–	1	1
Total expense	$119	$84	$8	$9	$11	$12
		For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2017	2016	2017	2016	2017	2016
Net employee benefits expense
Service cost – benefits earned	$220	$166	$8	$9	$6	$5
Net interest cost (income) on net defined benefit liability (asset)	12	(2)	8	10	15	16
Past service cost (credit)[2]	–	–	–	–	–	(12)
Defined benefit administrative expenses	5	4	–	–	2	3
Total expense	$237	$168	$16	$19	$23	$12
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 71

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2017	2016	2017	2016
Principal pension plans	$82	$75	$268	$162
Principal non-pension post-retirement benefit plan	4	4	7	7
Other pension and retirement plans[1]	9	14	17	23
Total	$95	$93	$292	$192
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2017, the Bank expects to contribute an additional $287 million to its principal pension plans, $8 million to its principal non-pension post-retirement benefit plan, and $22 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2017.

NOTE 15: INCOME TAXES

During the quarter ended April 30, 2017, the Bank received two proposal letters (the "Proposals") from the Canada Revenue Agency (CRA), in respect of its 2011 and 2012 taxation years.

In the first Proposal, the CRA suggests that for 2011 and 2012 certain dividend deductions claimed by the Bank be denied on the basis that the dividends were received as part of a "dividend rental arrangement". The CRA's position is that the Bank owes additional income taxes of approximately $121 million for 2011 and $135 million for 2012, excluding interest. The dividends to which the first Proposal relates were received in transactions similar to those addressed in the 2015 Canadian Federal Budget, which introduced prospective rules that apply as of May 1, 2017, for existing arrangements. Subsequent to the quarter end, the Bank received a notice of reassessment from the CRA for the 2011 taxation year.

In the second Proposal, the CRA suggests that for 2012 certain other dividend deductions claimed by the Bank with respect to deemed dividends received when the Bank tenders into NCIB trades be denied on the basis that the share redemptions were part of a "dividend rental arrangement". The second proposal is in addition to the first proposal and it is the CRA's position that the Bank owes additional income taxes of approximately $32 million for 2012, excluding interest.

The Bank expects the CRA to take similar positions for subsequent years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge any reassessments.

NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and six months ended April 30, 2017, and April 30, 2016, and the twelve months ended October 31, 2016.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the six		For the twelve
	months ended		months ended		months ended
	April 30	April 30	April 30	April 30	October 31
	2017	2016	2017	2016	2016
Basic earnings per share
Net income attributable to common shareholders	$2,427	$1,987	$4,883	$4,156	$8,680
Weighted-average number of common shares outstanding (millions)	1,854.4	1,850.9	1,855.1	1,852.5	1,853.4
Basic earnings per share (dollars)	$1.31	$1.07	$2.63	$2.24	$4.68
Diluted earnings per share
Net income attributable to common shareholders	$2,427	$1,987	$4,883	$4,156	$8,680
Net income available to common shareholders including
impact of dilutive securities	2,427	1,987	4,883	4,156	8,680
Weighted-average number of common shares outstanding (millions)	1,854.4	1,850.9	1,855.1	1,852.5	1,853.4
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.3	3.0	4.4	3.3	3.4
Weighted-average number of common shares outstanding
– diluted (millions)	1,858.7	1,853.9	1,859.5	1,855.8	1,856.8
Diluted earnings per share (dollars)[1]	$1.31	$1.07	$2.63	$2.24	$4.67
1	For the three and six months ended April 30, 2017 and April 30, 2016, and the twelve months ended October 31, 2016, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 72

NOTE 17: CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 28 of the 2016 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2017, the Bank's RPL is from zero to approximately $600 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some matters seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation ─ The Official Stanford Investors Committee filed an amended intervenor complaint against the Bank on November 4, 2016 and the Bank filed its answer to this amended complaint on December 19, 2016. The two cases filed in the Ontario Superior Court of Justice are being managed jointly; discovery is ongoing.

Overdraft Litigation ─ The parties' briefing of class certification issues has been completed and a class certification hearing in the consolidated matter has been scheduled.

Credit Card Fees ─ The plaintiffs' motion to amend their claims to reinstate the extended class period was unsuccessful and the decision from the plaintiffs' appeal to the B.C. Court of Appeal is pending.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 73

NOTE 18: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment[1]
(millions of Canadian dollars, except as noted)
	Canadian Retail		U.S. Retail		Wholesale Banking[2,3]		Corporate[3]		Total
			For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$2,533	$2,418	$1,851	$1,737	$805	$440	$(80)	$285	$5,109	$4,880
Non-interest income (loss)	2,599	2,469	664	553	13	326	88	31	3,364	3,379
Total revenue[4]	5,132	4,887	2,515	2,290	818	766	8	316	8,473	8,259
Provision for (recovery of)
credit losses	235	262	152	162	(4)	50	117	110	500	584
Insurance claims and related
expenses	538	530	–	–	–	–	–	–	538	530
Non-interest expenses	2,218	2,095	1,449	1,416	481	441	638	784	4,786	4,736
Income (loss) before income taxes	2,141	2,000	914	712	341	275	(747)	(578)	2,649	2,409
Provision for (recovery of)
income taxes	571	536	177	101	93	56	(584)	(227)	257	466
Equity in net income of an
investment in TD Ameritrade	–	–	108	108	–	–	3	1	111	109
Net income (loss)	$1,570	$1,464	$845	$719	$248	$219	$(160)	$(350)	$2,503	$2,052

			For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$5,146	$4,909	$3,690	$3,506	$1,198	$899	$216	$613	$10,250	$9,927
Non-interest income (loss)	5,189	5,009	1,351	1,183	477	531	326	219	7,343	6,942
Total revenue[4]	10,335	9,918	5,041	4,689	1,675	1,430	542	832	17,593	16,869
Provision for (reversal of)
credit losses	504	490	409	383	(28)	62	248	291	1,133	1,226
Insurance claims and related
expenses	1,112	1,185	–	–	–	–	–	–	1,112	1,185
Non-interest expenses	4,443	4,174	2,883	2,822	1,005	870	1,352	1,523	9,683	9,389
Income (loss) before income taxes	4,276	4,069	1,749	1,484	698	498	(1,058)	(982)	5,665	5,069
Provision for (recovery of)
income taxes	1,140	1,092	323	231	183	118	(793)	(429)	853	1,012
Equity in net income of an
investment in TD Ameritrade	–	–	219	217	–	–	5	1	224	218
Net income (loss)	$3,136	$2,977	$1,645	$1,470	$515	$380	$(260)	$(552)	$5,036	$4,275

Total assets	$388,692	$370,255	$403,876	$343,873	$390,204	$353,881	$69,148	$56,777	$1,251,920	$1,124,786
1	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment. Refer to Note 30 of the 2016 Annual Consolidated Financial Statements for additional details.
4	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 74

NOTE 19: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the six months ended April 30, 2017, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at April 30, 2017 and October 31, 2016.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	April 30	October 31
	2017	2016
Capital
Common Equity Tier 1 Capital	$45,417	$42,328
Tier 1 Capital	52,337	49,397
Total Capital	62,542	61,816
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$420,053	$405,844
Tier 1 Capital	420,053	405,844
Total Capital	420,053	405,844
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.8%	10.4%
Tier 1 Capital ratio[1]	12.5	12.2
Total Capital ratio[1]	14.9	15.2
Leverage ratio	3.9	4.0
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively.

NOTE 20: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 21: SUBSEQUENT EVENT

On May 11, 2017, Air Canada announced that it will not renew its Aeroplan partnership with Aimia Inc. upon expiry in June 2020. As announced by TD on May 11, 2017, given the lengthy timeline and potential mitigating actions, the Bank does not expect a material impact to TD's net income after tax when the partnership expires. The Bank is assessing the implications relating to its contractual arrangements associated with this matter as it continues to develop.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 75

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On March 21, 2017, the Bank commenced an NCIB to repurchase for cancellation up to 15 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on March 20, 2018, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. During the quarter ended April 30, 2017, the Bank completed its share purchases under the NCIB. A copy of the Notice may be obtained, without charge, by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 25, 2017. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on May 25, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-640-5944 or 1-800-263-0877 (toll free) and the passcode is 7180889.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 25, 2017, until 6 p.m. ET on June 30, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 7180889.

TD BANK GROUP • SECOND QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 76